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REGISTRANT'S NAME Antofagasta PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4987 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 10/2/02

ANTOFAGASTA PLC FILE 82-4987



AR/S
12/31/01
02 OCT -2

ANNUAL REPORT 2001



Contents

Front cover: View of the open pit and Electro-winning Plant at El Tesoro.

Antofagasta is a large scale, low cost copper producer with good opportunities for growth

Directors and Advisors

Directors

A A Luksic	*Chairman*
J-P Luksic	*Deputy Chairman*
P J Adeane	*Managing Director*
C H Bailey	*Non-Executive*
G S Menendez	*Non-Executive*

Company Secretary
Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors
Deloitte & Touche

Solicitors
Clifford Chance LLP

Stockbroker
Merrill Lynch International

Financial Advisor
HSBC Investment Bank

Bankers
The Royal Bank of Scotland plc

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82, The Pavilions,
Bridgwater Road, Bristol BS99 7NH

Registered Office
Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number
1627889

Website
www.antofagasta.co.uk

Highlights

	US Dollars		Sterling	
	2001	2000	2001	2000
	US$m	US$m	£m	£m
Turnover	**769.5**	766.1	**534.3**	505.4
EBITDA*	**283.1**	354.9	**196.5**	234.1
Profit before tax	**113.5**	223.3	**78.8**	146.8
Profit after tax and minorities	**62.1**	138.2	**43.0**	90.7
Net assets	**1,234.6**	1,241.3	**832.3**	810.5
Earnings per share	**31.4¢**	70.0¢	**21.8p**	45.9p
Ordinary dividend per share**	**32.0¢**	37.37¢	**22.32p**	25.75p

* Earnings before interest, tax, depreciation and amortisation.

** Includes a special dividend of 10 cents (6.99 pence) for 2001 (18.03 cents (12.5 pence) for 2000). Sterling dividend amounts have been rounded for presentation.

- Total copper production of 445,000 tonnes (2000 - 351,100 tonnes); attributable copper production of 274,400 tonnes (2000 - 218,000 tonnes)
- Group average copper cash costs of 38.8 cents (2000 - 39.2 cents)
- Los Pelambres copper production up 21% to 361,500 tonnes (2000 - 298,900 tonnes)
- El Tesoro project completed on time and US$14 million under budget
- Conceptual study completed for 50,000 tonnes per day project at Esperanza
- Transport volumes maintained at 3.9 million tons with record year for FCAB


445.0
351.1
86.0
70.8
60.5
1997 1998 1999 2000 2001

Group copper production – '000 tonnes


766.1 769.5
250.6
184.9
145.5
1997 1998 1999 2000 2001

Turnover – US$m


354.9
283.1
52.8
35.7
26.1
1997 1998 1999 2000 2001

EBITDA – US$m


239.4
223.3
113.5
60.5
13.2
1997 1998 1999 2000 2001

Profit before tax – US$m*


139.6
70.0
31.4
29.6
8.1
1997 1998 1999 2000 2001

Earnings per share – US¢*


37.4
32.0
11.6 12.0 12.8
1997 1998 1999 2000 2001

Dividend per share – US¢**


103.1
82.3
75.0
71.3
71.6
1997 1998 1999 2000 2001

LME copper price – US¢ per pound


71.0
62.6
55.4
39.2 38.8
1997 1998 1999 2000 2001

Group cash costs – US¢ per pound

* Includes exceptional items. 1997 included the profit on disposal of 40% of Los Pelambres.

** Includes special dividend for 2000 and 2001.



OVERVIEW

Overview

Antofagasta has continued to expand its mining and transport operations. Group copper production in 2001 increased by 26% to 445,000 tonnes with cash costs below 39 cents per pound, which established Antofagasta as a major copper producer and placed it in the lowest cost quartile worldwide. The Group's three mines performed well: Los Pelambres reduced its costs and increased its production by 21% from 298,900 tonnes to 361,500 tonnes; El Tesoro was completed ahead of schedule, 5% under budget and reached its monthly design capacity in October; and Michilla maintained its production at near capacity level of 50,000 tonnes while reducing its cash costs from over 70 cents at the beginning of the year to below 60 cents per pound in December. The combined Railway networks also performed well and carried a record 3.9 million tons of freight. These results were achieved in a year of very low copper prices which averaged 71.6 cents per pound in 2001 compared with 82.3 cents in 2000. Low copper prices effectively reduced Group profit before tax to US$113.5 million compared with US$223.3 million in 2000 (which also included a dividend of US$31.3 million from Quiñenco S.A.).

In September, Antofagasta plc entered the FTSE-250 Index and by the end of 2001 ranked number five in the mining sector on the London Stock Exchange by market capitalisation.

A final dividend of 14.75 cents (2000 - 14.42 cents) and a special dividend of 10.00 cents (2000 - 18.03 cents) have been recommended by the Board after considering the Group's strong cash position and its good prospects.

Economic Background

The world economy continued to deteriorate throughout the year and business confidence, which was already faltering, suffered a further blow following the momentous events of 11 September in New York and Washington. Metal markets, particularly copper and aluminium, tumbled as the downturn worsened. Copper, which still accounts for 40% of Chile's exports, had started the year at 82 cents per pound before drifting down to 62.5 cents in October, when announcements of production cutbacks and facility closures in the United States and Latin America triggered a modest recovery to

67 cents in December. It is unlikely that the copper price will recover to previous levels until demand picks up in the major industrial economies and stocks reduce. The Chilean domestic economy was buffeted by the world recession although its exports held up well despite low prices for metals and forestry and agricultural products. A tentative recovery in local demand early in the second half of the year was not sustained and optimism for an early recovery was dented by the impact of Argentina's problems on its major trading partners and the anticipated reluctance of international banks and lending agencies to increase their exposure to Latin America. Nevertheless, Chile, strengthened by its investment grade status and supported by the fact that the majority of its exports are to countries outside Latin America, should absorb most of the fallout expected from Argentina's economic collapse.

Copper Mining

Antofagasta Minerals S.A.

Antofagasta Minerals has overall responsibility for monitoring the Group's investments in the mining sector, defines the strategic development of its mining activities and carries out the marketing and sales activities for the mining group. The company has built up a diversified customer base and sells both concentrates and cathodes to major smelters and copper fabricators throughout the world. During 2001, it guided El Tesoro through its construction, which was completed under budget and ahead of schedule, and supported Los Pelambres in an optimisation programme to increase ore throughput to 114,000 tonnes per day (tpd) over the 30 year mine plan. In October 2001, Antofagasta Minerals and Michilla's management introduced measures to reduce costs which had progressively increased due to declining ore grades and the depletion of readily accessible reserves. These measures resulted in the reduction of cash costs at Michilla from 71.6 cents per pound at the beginning of the year to under 60 cents by the year end. At the same time, Antofagasta Minerals continued to manage the Esperanza and Magistral exploration projects in Chile and Peru and evaluated several acquisition and joint venture opportunities.


MINING

Minera Los Pelambres

361,500 tonnes of payable copper produced

Average cash costs of 35.3 cents per pound

Pay back of 37% to shareholders (US$152 million) since start-up in 2000

Minera Los Pelambres (60%)

The effect of abnormally low copper prices in 2001 was partly offset at Los Pelambres by a combination of higher production levels and very low operating costs which enabled it to achieve excellent results in its second year of operations. Operating cash flows of US$239.7 million allowed Los Pelambres to make its second and third principal repayments amounting to US$87.4 million on the Senior Debt. In addition to ongoing interest payments, it paid a dividend of US$43.7 million to its shareholders in July of which US$26.2 million was received by the Group. Los Pelambres reduced its cash costs to 35.3 cents per pound from 35.6 cents in 2000 and total costs, which include depreciation, amortisation and finance charges, were 52.7 cents per pound compared to 59.7 cents in the previous year.

As forecast, production of payable copper in concentrates in 2001 increased 21% from 298,900 tonnes to 361,500 tonnes. This significant improvement resulted from a successful optimisation programme which increased ore throughput to an average of 104,700 tpd in 2001 compared to 93,100 tpd in 2000. Production of molybdenum concentrates, an important by-product for Los Pelambres, also increased by 26% to 6,864 tonnes. Shipments of concentrates with an average copper grade of 43.7% totalled 360,900 tonnes of payable fine copper, of which 96% were destined for overseas markets. The mine plan for 2001 called for the removal of 103 million tonnes of material – an increase of 33% compared with



Los Pelambres open pit - Phase 3.

2000. The material comprised 38 million tonnes of ore and 65 million tonnes of waste rock. The waste rock removed under Phase 3 of the mine plan uncovered ore which will provide feed for the Concentrator Plant from the second half of 2002 onwards. The increased amount of waste to be removed required the leasing of five additional 340 ton Caterpillar trucks, which increased the fleet to twenty-one, and the purchase of another P&H electric mining shovel costing US$10.5 million. Improvements to the grinding circuit and increased cyclone capacity will increase throughput to 112,000 tpd in 2002 and 114,000 tpd over the mine life. However, as foreseen by the mine plan, copper production in 2002 will be 9% lower than 2001 due to lower ore grades. Basic engineering studies for the new tailings dam at Quebrada Seca were initiated in 2001 and a definitive plan will be completed during the first half of 2002. Construction of the dam, which formed part of the Environmental Impact Study approved in 1997 and with a holding capacity of 250 million tons, is due to start in 2002 and will be in service during the first part of 2006.

Los Pelambres continues to attach great importance to a wide range of environmental issues including air and water quality, the protection of local flora and fauna, and the interests of the communities in the vicinity of its mining operations. The safety record at Los Pelambres during 2001 was exceptional as the lost-time accident rate was zero for employees and 1.81 accidents per million man hours for contract personnel and employees combined. Both figures are among the lowest in the mining industry worldwide.


MINING

Minera El Tesoro

Plant now operating at 85,000 tonnes of cathodes per year level

Average cash costs of 39.6 cents per pound



Loading ore at El Tesoro open pit – Phase 2.

Minera El Tesoro (61%)

The inauguration ceremony at El Tesoro on 7 November was attended by Chile's President, Ricardo Lagos, as well as the Minister of Economy, Mining and Energy, and the Intendente of Chile's Second Region. Other dignitaries and authorities attending the inauguration included representatives from El Tesoro and Equatorial Mining, and from service companies, suppliers and banks, all of which had made an important contribution to its successful development.

El Tesoro, which is located 200 kilometres north-east of Antofagasta and 2,300 metres above sea level, is a low cost copper cathode producer using a standard heap-leach SX-EW process. It has total reserves of 186 million tonnes of 1% copper and a projected 21 year mine life. Mine construction began in November 1999 and was completed US$14 million under the original budget of US$296 million. Production commenced ahead of schedule in April 2001. During the year, El Tesoro produced a total of 43,000 tonnes of cathodes at average cash costs of 39.6 cents per pound and total



Satellite picture showing vegetation coverage at the well sites.

costs of 68.8 cents per pound. This total included 9,000 tonnes produced during a three month commissioning period which ended when El Tesoro became fully operational in July. Design capacity of 75,000 tonnes per year was reached ahead of schedule in October after a successful ramp-up stage. Cathode production will increase by 13% over design capacity to 85,000 tonnes per year in 2002 with cash costs of 39 cents per pound. This higher level of production will be maintained until at least 2005 following further optimisation of its operations.

El Tesoro utilised only US$197 million of the available project financing facilities of US$205 million. These borrowings became non-recourse to the Group in December when completion was achieved two months ahead of schedule. Formal confirmation from the senior lenders in January 2002 that all certification had been received and approved enabled El Tesoro to return surplus funds of US$24.4 million to its shareholders of which the Group's share was US$14.9 million. In the second half of 2001, El Tesoro generated revenues of US$58.1 million and made an operating profit for the Group of US$12.9 million. Under its present project financing arrangements, the first of 16 semi-annual debt repayments will be made to the senior lenders in August 2002 amounting to US$12.3 million.

Health, safety and environmental considerations have been a primary concern for El Tesoro from the beginning. By strictly adhering to an integrated quality, safety and environmental programme, the mine registered the lowest accident record in the history of Chilean mining during its construction period. El Tesoro has continued to improve its environmental controls which included the installation of systems to prevent the dissemination of dust and acid mist generated by the mine processes. Controls are now installed at all locations in the mine, including the open pit, the crushing plant and the agglomeration and electro-winning facilities. El Tesoro has introduced a programme for monitoring the water levels at Calama and another for recording changes in the vegetation coverage at the well sites by the use of satellite pictures.


MINING

Minera Michilla

Minimal debt of US$1.6 million

Cuprochlor process improves sulphide recoveries

Life of mine extended to 2007



View of conveyor systems at Michilla.

Minera Michilla (74.2%)

In 2001 Michilla maintained its cathode production close to capacity levels and reduced its cash costs from 71.6 cents in the first quarter of 2001 to under 60 cents per pound by December. This followed a rigorous cost reduction programme instituted in October in response to low copper prices, which had dipped briefly below 60 cents per pound, the lowest level since 1985. As part of the measures, the workforce was reduced by almost 25%, contracts with suppliers and contractors were renegotiated, costs were


View of crushing facilities at Michilla.

reduced across the mine's operations, and all non-essential peripheral activities, such as regional exploration were suspended. These efforts to reduce costs drastically have been successful and are continuing. Michilla's production of 49,600 tonnes of cathodes in 2001 was slightly below its annual production design capacity due to the temporary failure of one of the four transformers in the electrolytic tank house at the beginning of the year. Michilla's mine plan, which extends to 2007, indicates decreasing ore grades and production is expected to reduce from 2004 onwards. An expansion of the crushing plant and water supply, which will compensate for the lower grades, has been approved. Construction is under way and will be finished by the end of May, enabling Michilla to increase its leaching capability by 25% and its copper output to 52,000 tonnes of cathodes in 2002. Michilla has been developing an industrial process patented as "Cuprochlor" for leaching sulphide ores with calcium chloride as an alternative to bacterial leaching. Michilla is now using the "Cuprochlor" process successfully and obtaining recoveries above 80% for leaching periods of less than 100 days. The process has enabled Michilla to treat its sulphide ore in its SX-EW facility and has fully justified further exploration for sulphides. Reserves at Michilla are now sufficient to permit full production until 2007 and further exploration could extend the mine life until 2009 or beyond. The Governmental Agency, CONAMA, has recently extended Michilla's mining licences until 2009 and Michilla has renewed its environmental permits after preparing an environmental study supported by its exemplary operating record.



EXPLORATION

Chile

Conceptual study completed at Esperanza

Acquisition of Polo Sur consolidates properties at El Tesoro

Portfolio of mining properties acquired

MINES AND EXPLORATION PROJECTS - 2002



MERCEDES
BRUJULINAS
EL ABRA
CONCHI
CHUQUICAMATA
CHILE
CALAMA
MICHILLA
BUEY MUERTO
SIERRA GORDA
EL TESORO
TESORO NE
ESPERANZA
TELEGRAFO
TELEGRAFO SUR
CENTINELA
POLO SUR
MEJILLONES
MANTOS BLANCOS
BAQUEDANO
LOMAS BAYAS
ANTOFAGASTA
ALTO NORTE
AUGUSTA VICTORIA
ZALDIVAR
ESCONDIDA

KEY

- GROUP MINES
- OTHER MINES
- ADVANCED EXPLORATION SITES
- EXPLORATION SITES
- CITIES / TOWNS
- NORANDA SMELTER
- FCAB RAILWAY
- FERRONOR RAILWAY

Exploration

Exploration activity in 2001 was mainly concentrated around El Tesoro in the Sierra Gorda District along the West Fissure – one of the world's most prospective mineral belts. This area is the Group's main focus for exploration and potential mine development in the future.
The main copper properties being explored are Esperanza which was discovered in 1999, Telégrafo and Centinela which were part of the portfolio of exploration properties acquired in April 2001 and mentioned in last year's Review, and Polo Sur which was acquired from BHP Billiton in May 2001. Other properties acquired in April 2001 were Buey Muerto and Conchi, a porphyry copper deposit with an indicated and inferred resource of 326 million tonnes of 0.72% copper at a 0.5% cut-off grade located near the El Abra mine. The Mercedes and Brujulinas properties also have the potential for significant copper content.

Chile - *Esperanza (95%)*

The Group's most advanced development project is Esperanza which is located four kilometres to the southeast of El Tesoro. A conceptual study was completed in September which showed that it could be developed as an open pit operation with a 50,000 tpd concentrator facility. Esperanza has mineable reserves of 295 million tonnes of sulphide ore with an average copper grade of 0.66%, at a cut-off grade of 0.3% and a gold content of 0.31 grammes per tonne, equivalent to an average copper grade of 0.81%. A further 73 million tonnes of oxide ore are included in the open pit with an average copper grade of 0.41% at a cut-off grade of 0.3% and 70% of Esperanza's reserves are within the proven and probable categories. Flotation tests have shown good recovery levels of 90% for copper and 75% for gold. Esperanza would have a mine life of sixteen years with average production for the first five years of 123,000 tonnes of copper in concentrate and 170,000 ounces of gold.

Polo Sur (100%)

Polo Sur, which is located 35 kilometres to the south of El Tesoro, has extensive properties in the area and also adjoins the Centinela properties. Resources at Polo Sur contain 63 million tonnes of oxide ore with an average copper grade of 0.46% at a cut-off grade of 0.25% and 137 million tonnes of sulphide ore with an average copper grade of 0.56% at a cut-off grade of 0.4%. Further work will be carried out in 2002 to confirm these figures and to identify new targets.

Centinela (51%)

Centinela forms part of a cluster of deposits near El Tesoro. High grade resources will be targeted in the 2002 programme following the successful 2001 drilling campaign which identified a secondary enrichment orebody at depth.

Telégrafo Sur (100%)

An initial drilling campaign at Telégrafo Sur resulted in the discovery of a porphyry copper-gold deposit and further exploration will continue in 2002 to identify high grade mineralisation at depth.

Peru – Anaconda Perú

Magistral Copper Project (51%)

The Group increased its interest in Magistral to 51% in November after completing the Phase 3 drilling programme. Anaconda Perú has invested a total of US$5.1 million in jointly developing the project with Inca Pacific Resources. Results from the programme identified a post-mineral intrusion within the orebody which reduced the estimated resource base at Magistral to 105 million tonnes of sulphides with 0.74% copper at a cut-off grade of 0.5% and a molybdenum grade of 0.052%. This resource base does not meet Antofagasta's minimum size criteria and as a consequence Antofagasta announced in April 2002 that its wholly owned subsidiary, Anaconda Perú, had decided not to complete a bankable feasibility study and not to increase its interest in the Magistral Project from 51% to 65%. Anaconda Perú now intends to obtain an independent valuation for its 51% interest in Magistral, which it considers an excellent project suitable for development as a medium size open pit copper molybdenum mine.

Proyecto Sur (100%)

Anaconda Perú has extensive exploration rights in an area called Proyecto Sur which is located between Cusco and Tintaya in the southwest Cordillera and includes the Cotabambas deposit. Anaconda Perú has identified several porphyry-related exploration targets in the area which is considered one of the main metallogenic copper belts in Peru.



TRANSPORT AND REAL ESTATE

Railway Operations

Record year for Chilean network

Total tonnage increased to 3.9 million tons

Growth in road and ancillary services continues



New tank cars for transporting sulphuric acid.

Rail and Road Transport Division

Antofagasta's transportation business in Chile posted record tonnages in both its rail and road operations. However, operations within Bolivia were significantly reduced due to severe flooding and washouts, which caused massive disruption to the state-owned Arica-La Paz railway and indirectly affected the Group's Andino network.

Railway Operations – Chile

Antofagasta Railway Company Plc – FCAB (100%)

The FCAB maintained its steady growth pattern by setting a new tonnage record of 3.5 million tons. This was a 6% increase over 2000 and confirmed the strong upward trend since 1994 when total tonnage carried was 1.3 million tons. As expected, increased tonnages in Chile came from the El Abra, Codelco-Chuquicamata, Escondida and Lomas Bayas mines. El Tesoro contributed tonnage from May onwards and reached full capacity levels for sulphuric acid and cathode shipments in October, while zinc concentrates from Bolivia increased substantially.

Although no new mining projects, except El Tesoro, were completed in 2001 and no new mines are planned for 2002, the FCAB has been preparing for higher traffic volumes. Expansions are expected from some of the existing mining operations in the region including the run-of-mine expansion at El Abra and the additional 10,000 tonnes per year of cathodes over design capacity from El Tesoro. The phenomenal growth in standard SX-EW heap-leach mining throughout the Antofagasta region has required a substantial capital expenditure programme. This included eleven General Motors G.R. 22 (2,200 HP) mainline locomotives of which six are currently in service after being upgraded in the FCAB workshops and the balance are scheduled to enter service during 2002. The transportation of sulphuric acid has now become FCAB's main volume cargo and required the purchase of an additional seventy-five tank cars and twenty-five specially designed flat cars for transporting cathodes. Track maintenance remains a top priority in view of consistently higher annual tonnages


1.5
1.4
1.3
1.7
2.0
2.5
2.8
3.1
3.9
3.9
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Rail tonnages

and increased axle loadings. Track improvements combined with an ongoing rail-renewal programme which will be completed in 2004 have ensured a faster and more reliable service. During 2001, a further 30 kilometres of track were upgraded with heavier rail which will allow speed restrictions to be lifted on each new section and permit heavier freight movements. A specifically modified Train Simulator, which has improved operating procedures throughout the network, now forms part of FCAB's training programme for locomotive engineers. The FCAB's prospects for 2002 are expected to be good as existing mines increase or maintain their present production levels.

Road Transport – Chile

Train Ltda (100%)

Demand for road services increased by 6% making the company an important part of the Group's future business strategy. Train, which now has a combined fleet of more than one hundred long haul trucks and other vehicles for local deliveries, is now offering existing customers a wider range of transportation services. These services include door-to-door delivery of such diverse products as beer and soft drinks, sulphuric acid, lithium brines, cement and general cargo.

Railway Operations – Bolivia

Andino Network

In contrast to the record volumes carried in Chile, the Railway's smaller operations in Bolivia experienced a 34% decline in tonnage carried. This was due to the worst climatic conditions in the region for 70 years causing severe damage to bridges and track and disrupting services for several months. During this emergency, the Andino was involved in transporting freight from the affected areas in Bolivia to the Chilean port of Arica.

Real Estate

City of Antofagasta

During 2001 the FCAB, which has extensive property in the city, sold a parcel of land to the Justice Ministry for a new Courts of Justice building. The new building will enhance the surroundings and increase the value of the Company's adjacent properties in the city centre. A reclassification and zoning plan for FCAB's real estate interests has been completed and will facilitate future property sales and developments. The properties now used for workshops, storage facilities and marshalling yards could be vacated and three possible sites are being considered for an eventual relocation of these installations outside the city.

Port of Mejillones

The railway's properties extending to over 60 hectares located in and around Mejillones will increase in value as the new port develops. Construction started after the year end and the port is expected to be operational by October 2003. The port of Antofagasta will continue operating normally but it is likely that new industries and businesses will begin to locate in Mejillones. The infrastructure at Mejillones will include power, road and rail access, and land for warehouses, storage and industrial purposes. Codelco, the state-owned copper company and one of the promoters of the new port, has now committed to use Mejillones for copper shipments from its Chuquicamata and Radomiro Tomic mines and it is probable that other mines will follow suit.

Forestry and Real Estate

Forestal's Releco-Puñir and Huilo-Huilo properties, totalling 25,000 hectares, are located near Panguipulli in Chile's Tenth Region. Both properties have ongoing programmes of planting, reforestation and coppicing to stimulate the growth of the temperate hardwoods and faster growing exotic species. Land values have risen as the Inter-Lagos paved highway connecting Villarica to the South has improved and the region has become more accessible. Forestal's properties contain long stretches of lakeshore with plentiful water and electricity supply and have considerable development potential for houses, travel lodges and recreational facilities in one of Chile's most beautiful regions.

Investments – Quiñenco S.A.

Quiñenco S.A., in which the Group holds a 33.6% investment, is a Chilean diversified financial and industrial group listed in Santiago and New York. Its five main interests are financial services (Banco de Chile), beverages and food (CCU, Viña San Pedro, Luchetti), telecommunications (Telsur and Entel), copper wire and tube manufacturing (Madeco) and its hotels and real estate division. In March 2001 Quiñenco acquired a controlling interest in Banco de Chile, the second largest bank in the country, and completed a merger with Banco Edwards in January 2002. The new Banco de Chile, in which Quiñenco has a 53% interest, is now the country's leading financial institution with a 20% market share in terms of loans, deposits and investments. Difficult economic conditions continued throughout the year and although Quiñenco's consolidated sales increased by 1.8% to US$724 million, its results to 31 December were adversely affected by losses incurred by Madeco from its operations in Argentina and to a lesser extent in Brazil. However, Quiñenco's principal companies reported operating profits for the year, indicating a recovery in their businesses. Quiñenco reported an extraordinary gain of

US$75.7 million on the disposal of an 8% stake in Entel, a leading telecommunications company, which reduced its holding to 5.7%, and posted a net profit of US$35.2 million compared with a loss of US$8.9 million in 2000. Following an improved year compared with 2000, Quiñenco has announced a dividend of approximately US$9.5 million for the 2001 financial year to be paid in May 2002 of which the Group's share will be approximately US$3.0 million. Quiñenco's ADR share price stood at US$6.50 on 31 March, valuing Antofagasta's investment at approximately US$235 million.

Outlook

Copper prices, which averaged 71.6 cents in 2001, now stand at around 70 cents and should hold at these levels or even improve by the year end. However, demand for metals remains weak and total world stocks at the Metal Exchanges are at historically high levels. The weakness in consumer demand together with the large stock position overhanging the market suggest that a cautious approach to copper price levels in the short to medium term is appropriate. On a positive note, a steady flow of improving economic indicators from the United States and recently from Europe suggests that copper prices could fluctuate in the range of 70 to 80 cents per pound during 2002. A recent survey by the Chilean Central Bank also gave higher predictions for GDP growth of 3.5% for 2002 and an inflation rate of around 3.2%. Although short term interest rates now stand at under 5%, the domestic economy generally remains weak and will continue to be affected by the continuing economic and political crisis in Argentina. However, positive economic signals are beginning to emerge confirming that Chile's macroeconomic situation remains very solid.

The Group's copper output in 2002 is expected to increase to 460,000 tonnes and its costs are among the lowest in the sector. We are confident of our ability, even in weak market conditions, to continue producing very satisfactory results and we will benefit from any improvement in copper prices.

Dividends

A final dividend of 14.75 cents (2000 - 14.42 cents) and a special dividend of 10.00 cents (2000 - 18.03 cents) will be proposed at the Annual General Meeting on 13 June 2002 which, if approved, will be paid to ordinary shareholders on 14 June 2002. An interim dividend of 7.25 cents was paid in November 2001. The total dividend for the year will therefore be 32.00 cents per share compared to 37.37 cents in 2000.

Management and Employees

Once again, I would like to express appreciation on your behalf to all the Group's executives, staff and employees for their important contributions in making Antofagasta a larger and more successful Group.



A A Luksic
Chairman
8 May 2002

Financial Review

Basis of Financial Statements

The Group's financial statements on pages 36 to 71 have been prepared in accordance with United Kingdom applicable accounting standards and the requirements of the Companies Act 1985. The Group's accounting policies are set out in Note 1 to the financial statements.

This financial review is presented in US dollars, the reporting currency of the Group and the principal currency in which the Group operates and in which assets and liabilities are held.

Review of Performance

Turnover

	2001 US$m	2000 US$m
Mining	**700.4**	696.1
Railway and other transport services	**69.1**	70.0
	769.5	766.1

Group turnover was substantially unchanged from the previous year, reflecting the effect of higher production levels at the mining division offset by lower copper prices. The volume of copper sold increased 24% from 363,800 tonnes in 2000 to 450,800 tonnes in 2001. This included 39,300 tonnes from El Tesoro after it became operational in July.

LME copper prices averaged 71.6 cents per pound in 2001 compared with 82.3 cents per pound in 2000. Turnover was also affected by the impact of these lower copper prices on provisionally invoiced concentrate shipments at Los Pelambres. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Sales volumes are also adjusted on the final metallurgical content of the concentrates. Turnover from Los Pelambres in 2001 included adjustments to sales of concentrates open at 31 December 2000 totalling US$16.5 million (£11.5 million), together with further adjustments of US$32.1 million for sales both provisionally invoiced and settled during 2001.

At 31 December 2001, copper sales at Los Pelambres totalling 75,300 tonnes remained to be finally priced and were recorded at that date at an average price of 64.3 cents. A difference of one cent in the average price realised for these provisionally priced tonnes would have an approximate effect on revenues of US$1.7 million.

Turnover from rail and other transport services were also substantially unchanged, reflecting similar cargo volumes as the previous year. The FCAB's improved cargo levels were offset by lower volumes on the Bolivian network due to adverse weather conditions.

Operating Profits

	2001 US$m	2000 US$m
Mining	**143.2**	224.9
Rail and other transport services	**22.0**	21.1
	165.2	246.0

Operating profits for the mining division decreased mainly due to the combination of lower copper prices and the effect of the adjustments to prior year concentrate sales as explained above, partly compensated by the increased production and sales volumes. Group weighted average cash costs remained similar to the previous year at 38.8 cents per pound (2000 - 39.2 cents per pound) and did not significantly affect operating profits.

The contribution from the transport division was substantially unchanged from the previous year reflecting similar overall cargo volumes and costs.

Profit on Disposal of Fixed Assets

	2001 US$m	2000 US$m
Profit on disposal of fixed assets	**3.5**	4.1

The Group sold a surplus property owned by its Railway in the centre of Antofagasta resulting in a profit of US$3.5 million (US$2.8 million after tax). This has been treated as an exceptional item and further details are given in Note 4 to the financial statements. In 2000, surplus assets at the former El Chacay mining operation were sold resulting in an exceptional profit of US$4.1 million (US$3.5 million after tax).

Income from Other Fixed Asset Investments

	2001 US$m	2000 US$m
Quiñenco S.A.	**-**	31.3
Other fixed asset investments	**0.1**	0.2
	0.1	31.5

The Group holds a 33.6% interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York with interests in Latin America. Income from Quiñenco is accounted for on a dividends-received basis. During 2000, Quiñenco's results were affected by a restructuring programme at Madeco, the copper wire and tube manufacturer, and a net loss on the sale of Quiñenco's food operations in Argentina. Quiñenco reported a net loss and did not pay a dividend in 2001. In 2000, the Group received a dividend of US$31.3 million due to significant gains realised by Quiñenco through the sale of its banking and cable television interests the previous year. Further details about the investment in Quiñenco are given in Note 13 to the financial statements.

Net Interest Payable

	2001 US$m	2000 US$m
Interest receivable	**13.2**	21.0
Interest payable	**(67.4)**	(80.5)
Foreign exchange	**(0.2)**	-
Release of discount relating to provisions	**(0.9)**	1.2
	(55.3)	(58.3)

The decrease in interest receivable reflected lower market interest rates and lower cash balances in 2001 compared with 2000. Group cash and deposit balances at the end of 2001 were US$248.7 million compared with US$300.1 million at the end of 2000.

The Group's borrowings relate mainly to project finance at Los Pelambres and El Tesoro. The decrease in interest payable charged to the profit and loss account resulted mainly from lower interest rates and regular principal repayments at Los Pelambres since December 2000. Interest costs at Los Pelambres were US$56.8 million compared with US$80.1 million the previous year. Group interest costs in 2001 also included US$10.2 million relating to El Tesoro for the second half of the year.

Finance costs relating to El Tesoro borrowings were capitalised until 1 July 2001 when the mine became operational. Interest payable capitalised in 2001 amounted to US$6.8 million (2000 - US$15.3 million) and interest receivable credited against fixed assets amounted to US$0.3 million (2000 - US$4.6 million). Capitalisation of interest costs at Los Pelambres ceased at the end of 1999.

Taxation

	2001 US$m	2000 US$m
On profits before exceptional items	**(20.4)**	(28.4)
On exceptional items	**(0.7)**	(0.6)
	(21.1)	(29.0)

Tax (including deferred tax) amounted to US$21.1 million (2000 - US$29.0 million). This represents an effective tax rate of 18.6% (2000 - 13%), compared with the Chilean statutory tax rate of 15%. During the second half of 2001, legislation was announced in Chile increasing future statutory tax rates to 16% in 2002, 16.5% in 2003 and 17% from 2004. Since deferred tax balances are measured at the rates expected to apply in the period in which timing differences are expected to reverse, the effect of the tax rate increases has been to increase the deferred tax charge (which relates mainly to Los Pelambres) for this year as the cumulative provision has been reassessed at the new rates. Further details regarding the current and deferred tax charges for the year are given in Note 7 to the financial statements.

Earnings per Share

	2001 cents	2000 cents
Earnings per share excluding exceptional items	**30.0**	68.2
Earnings per share	**31.4**	70.0

Earnings per share calculations are based on 197,171,339 ordinary shares being the number of shares in issue throughout both 2000 and 2001. The decrease in earnings per share in 2001 resulted mainly from the impact of lower copper prices on the mining division and the lack of dividend income from Quiñenco as explained above. A reconciliation of earnings per share excluding exceptional items to earnings per share is given in Note 10 to the financial statements.

Dividends

Dividends on ordinary shares for the year are as follows:

	2001 cents	2000 cents
Ordinary		
Interim	**7.25**	4.92
Final	**14.75**	14.42
	22.00	19.34
Special		
Final	**10.00**	18.03
Total	**32.00**	37.37

Dividends on ordinary shares are payable in both US dollars and sterling. Further details, including conversion rates for dividends payable in sterling are given in the Report of the Directors on page 26 and in Note 8 to the financial statements.

The final dividend for 2001 includes a special dividend of 10 cents. This has been proposed given the Group's strong cash position and following the successful completion of the El Tesoro project with the release of surplus funds from that company to the Group and its minority partner, AMP Ltd. The final dividend for 2000 also included a special dividend due to the successful completion of the Los Pelambres project that year.

The cost of ordinary dividends paid and proposed in 2001 is US$63.1 million, compared with US$73.7 million in 2000. The dividend cover, excluding the special dividend, was 1.4 times compared with 3.5 times in 2000 based on earnings per share before exceptional items. Including the special dividend, the dividend cover was 0.98 times compared with 1.9 times in 2000 based on earnings per share including exceptional items.

Cash Flows and Financial Position

The Group cash flow statement is presented on page 41. The key features may be summarised as follows:

	2001 US$m	2000 US$m
Net debt at the beginning of the year	**(795.6)**	(739.5)
Changes in net debt relating to cash flows		
Net cash inflow from operating activities	**265.9**	326.6
Capital expenditure and financial investment	**(113.9)**	(314.5)
Equity dividends paid	**(77.5)**	(26.6)
Other items	**(80.6)**	(32.6)
Exchange and other non-cash movements	**(7.0)**	(9.0)
Net debt at the end of the year	**(808.7)**	(795.6)
Analysed as follows		
Current asset investments (time deposits) and cash at bank	**248.7**	300.1
Long and short term loans	**(1,057.4)**	(1,095.7)
Net debt at the end of the year	**(808.7)**	(795.6)

Net cash inflow from operating activities was US$265.9 million compared with US$326.6 million in 2000, reflecting the impact of lower copper prices. Net cash inflow in the year was also affected by the build-up of stocks and debtors as part of the El Tesoro start-up, while in 2000 net cash inflow was similarly affected by the start-up of Los Pelambres. Excluding working capital movements, cash inflow would have been US$283.1 million (2000 - US$354.9 million).

Net capital expenditure in the period was US$113.9 million, including US$58.9 million to complete the El Tesoro development. Net capital expenditure in 2000 was US$314.5 million, which related mainly to El Tesoro and final construction costs at Los Pelambres.

Equity dividends of US$77.5 million include the payment of the 2000 special dividend during 2001; no comparable payment was made in 2000. The 2001 special dividend will be paid in June 2002.

Other items include dividends received from investments, interest receipts and payments and tax payments. These are analysed in the review of performance above and in the notes to the cash flow statement on pages 68 to 70. The increased net outflow in 2001 was mainly due to the absence of dividend income from Quiñenco; as explained above, dividends received from Quiñenco in 2000 amounted to US$31.3 million.

Exchange and other non-cash movements are analysed in the reconciliation of net cash flow to movement in net debt on page 41.

At 31 December 2001, the Group had cash and deposits of US$248.7 million (2000 - US$300.1 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$219.5 million (2000 - US$267.4 million).

Total Group debt at 31 December 2001 was US$1,057.4 million (2000 - US$1,095.7 million). US$615.8 million (2000 - US$641.6 million) is proportionately attributable to the Group after taking the minority share of partly-owned operations into account. Group borrowings include US$791.3 million under the Los Pelambres non-recourse project financing arrangements of which 40 per cent is attributable to minority shareholders. These borrowings are being repaid in semi-annual instalments of US$43.7 million. Group borrowings also include US$197.0 million under the El Tesoro project financing arrangements of which 39 per cent is attributable to minority shareholders. These borrowings also became non-recourse when banking completion was achieved in December 2001. The first of sixteen semi-annual principal repayments will be made in August 2002, and will amount to US$12.3 million.

Balance Sheet

The Group's balance sheet is set out on page 39. Shareholders' funds decreased from US$948.5 million at the beginning of the year to US$929.3 million at 31 December 2001, principally reflecting profit attributable to shareholders less currency translation adjustments and dividends for the year. Further details are given in Note 21 to the financial statements.

Minority interests increased from US$292.8 million at the beginning of the year to US$305.3 million, principally reflecting the minority share of profits at the mining operations less the minority share of the dividend paid by Los Pelambres during the year.

Treasury Management and Hedging

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only and not for trading purposes. Details of derivative instruments outstanding at 31 December 2001 are given in Note 18 to the financial statements.

Antofagasta Minerals S.A. manages commodity and treasury operations on behalf of the mining division while the FCAB manages treasury operations on behalf of the transport division. Policies are set by risk management committees and reviewed by each divisional board.

Exchange

Exchange rates used to translate the results denominated in foreign currencies are given in Note 1(d) to the financial statements. The currency translation loss of US$18.0 million (2000 - loss of US$3.1 million) results mainly from the re-translation of peso-denominated subsidiaries at year-end rates.

Production and Transport Statistics

For the year ended 31 December 2001

	2001					2000
	Q1	Q2	Q3	Q4	Year	Year
Group total						
Total copper production ('000 tonnes)	92.0	101.9	129.5	121.6	**445.0**	351.1
Weighted average cash costs (cents per pound)	43.2	39.0	36.4	37.9	**38.8**	39.2
Los Pelambres (60% owned)						
Daily average ore treated ('000 tonnes)	98.5	102.5	112.6	105.2	**104.7**	93.1
Average ore grade (%)	1.04	1.10	1.07	0.99	**1.05**	0.98
Average recovery (%)	91.6	91.3	92.0	94.9	**92.4**	92.4
Concentrate produced ('000 tonnes)	194.6	209.1	236.3	216.8	**856.9**	714.5
Average concentrate grade (%)	42.8	44.3	44.6	42.6	**43.6**	43.3
Fine copper in concentrate ('000 tonnes)	83.2	92.6	105.4	92.4	**373.8**	309.5
Payable copper in concentrate ('000 tonnes)	80.5	89.6	101.9	89.4	**361.5**	298.9
Cash costs (cents per pound)	39.2	35.1	32.4	35.1	**35.3**	35.6
El Tesoro (61% owned)						
Daily average ore treated ('000 tonnes)	-	-	15.1	20.2	**17.7**	-
Average ore grade (%)	-	-	1.43	1.44	**1.44**	-
Average recovery (%)	-	-	77.8	74.8	**76.1**	-
Copper cathodes ('000 tonnes)	-	-	14.7	19.3	**34.0**	-
Cash costs (cents per pound)	-	-	43.1	36.8	**39.6**	-
Michilla (74.2% owned)						
Daily average ore treated ('000 tonnes)	11.6	12.2	12.5	12.6	**12.2**	11.8
Average ore grade (%)	1.53	1.48	1.51	1.46	**1.49**	1.67
Average recovery (%)	72.4	74.4	75.3	76.9	**74.8**	72.6
Copper cathodes ('000 tonnes)	11.5	12.3	12.8	12.9	**49.6**	51.1
Copper in concentrate ('000 tonnes)	-	-	-	-	**-**	1.1
Cash costs (cents per pound)	71.6	67.4	60.9	58.8	**64.5**	59.8
Transport						
Rail tonnage transported	905	949	996	1,048	**3,899**	3,856

Notes

a) The production figures represent full production, not the Group's share of full production.

b) Group total copper production is expressed in terms of payable copper.

c) Cash costs are a measure of operational production expressed in terms of cents per pound of payable copper produced. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses, and corporation tax.

d) El Tesoro remained under development in Q2 and produced 9,000 tonnes of cathodes during this commissioning period. This tonnage has not been included in the El Tesoro and Group total tables.

e) El Tesoro costs have been adjusted from the Q4 release of 30 January 2002 to include offsite costs on a basis consistent with the other operations. The change has a marginal impact on El Tesoro's cash costs (previously stated as 36.4 cents per pound for the year) and Group weighted average cash costs (previously stated as 38.6 cents per pound for the year).

f) The individual production figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in totals.

Ore Reserves and Resources

At 31 December 2001

	Tonnage millions of tonnes		Copper (%)		Molybdenum (%)		Gold (g/tonne)		Silver (g/tonne)	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Ore reserves										
Los Pelambres (60% owned) – cut off grade 0.4%										
Proved	**997.2**	812.0	**0.74**	0.79	**0.0182**	0.0195	**0.033**	0.029	**1.21**	1.24
Probable	**310.9**	249.6	**0.62**	0.64	**0.0149**	0.0189	**0.034**	0.025	**0.85**	0.97
Possible	**91.8**	78.1	**0.58**	0.58	**0.0133**	0.0165	**0.032**	0.020	**0.64**	0.79
Total	**1,399.9**	1,139.7	**0.70**	0.74	**0.0171**	0.0192	**0.033**	0.028	**1.09**	1.15
El Tesoro (61% owned) – cut off grade 0.37%										
Proved	**166.2**	173.1	**0.87**	0.88	–	–	–	–	–	–
Probable	**11.1**	11.2	**0.89**	0.89	–	–	–	–	–	–
Possible	**1.3**	1.3	**1.09**	1.09	–	–	–	–	–	–
Total	**178.6**	185.6	**0.88**	0.89	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade in note (c)										
Proved	**13.8**	11.2	**1.52**	1.46	–	–	–	–	–	–
Probable	**13.3**	17.1	**1.15**	1.23	–	–	–	–	–	–
Possible	**1.1**	1.8	**1.06**	0.98	–	–	–	–	–	–
Total	**28.1**	30.1	**1.33**	1.30	–	–	–	–	–	–
Group total	**1,606.6**	1,355.4	**0.73**	0.77	–	–	–	–	–	–
Ore resources (including reserves)										
Los Pelambres (60% owned) – cut off grade 0.4%										
Proved	**1,459.8**	1,503.1	**0.70**	0.71	**0.0175**	0.0176	**0.032**	0.028	**1.14**	1.15
Probable	**920.7**	911.8	**0.59**	0.59	**0.0150**	0.0147	**0.033**	0.023	**0.79**	0.80
Possible	**686.4**	651.6	**0.58**	0.57	**0.0158**	0.0138	**0.032**	0.015	**0.41**	0.43
Total	**3,066.9**	3,066.5	**0.64**	0.65	**0.0164**	0.0159	**0.032**	0.023	**0.87**	0.89
El Tesoro (61% owned) – cut off grade 0.37%										
Proved	**191.1**	198.0	**0.85**	0.86	–	–	–	–	–	–
Probable	**25.0**	25.1	**0.77**	0.77	–	–	–	–	–	–
Possible	**4.1**	4.1	**0.76**	0.76	–	–	–	–	–	–
Total	**220.2**	227.2	**0.84**	0.85	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade in note (c)										
Proved	**15.1**	15.9	**1.77**	1.76	–	–	–	–	–	–
Probable	**30.6**	35.1	**1.66**	1.62	–	–	–	–	–	–
Possible	**6.9**	7.3	**1.40**	1.40	–	–	–	–	–	–
Total	**52.5**	58.3	**1.66**	1.63	–	–	–	–	–	–
Group total	**3,339.6**	3,352.0	**0.67**	0.68	–	–	–	–	–	–

Notes

a) The reserves and resources figures represent full reserves and resources, not the Group's share of reserves and resources.

b) Ore resources refer to material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction. Ore reserves refer to that part of a resource that could economically and legally be extracted from a given date forward. Resources are stated inclusive of reserves.

c) The operations at Michilla comprise an open pit mine, an underground mine and other workings. A cut off grade of 0.5% was applied to the open pit mine, a cut off grade of 1.5% to the underground mine and 1.0% to the other workings to determine the reserve and resource calculations.

d) The individual reserves and resources figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in totals.

Report of the Directors

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 2001.

Group Activities

The principal activities of the Group are copper mining and the transport of freight by rail and road. These activities are mainly based in Chile.

Results and Dividends

The consolidated profit before tax has decreased from US$223.3 million in 2000 to US$113.5 million in 2001.

Having paid an interim dividend of 7.25 cents (2000 - 4.92 cents), the Directors recommend a final dividend of 24.75 cents (2000 - 32.45 cents) per ordinary share payable on 14 June 2002 to shareholders on the Register at the close of business on 10 May 2002. This makes a total dividend for the year of 32.0 cents (2000 - 37.37 cents) which includes a special element of 10.0 cents (2000 - 18.03 cents). After providing for ordinary and preference dividends of US$63.3 million (2000 - US$73.9 million) the amount transferred from reserves is US$1.2 million (2000 - amount transferred to reserves US$64.3 million).

Dividends are declared in US dollars but may be paid in either US dollars or sterling. Shareholders on the Register of Members with an address in the United Kingdom receive dividends in sterling, unless they elect to be paid in US dollars. All other shareholders are paid by cheque in US dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election for the proposed final dividend before the record date of 10 May 2002.

The exchange rate to be applied for the conversion of the final dividend will be £1 = US$1.4301 giving those shareholders who will be paid in sterling a dividend of 17.3065 pence per ordinary share. The exchange rate applied for the conversion of the interim dividend was £1 = US$1.4451, giving those shareholders who were paid in sterling a dividend of 5.0170 pence per ordinary share.

Review of Business, Acquisitions in the Year and Future Developments

The Chairman's Review and the Financial Review outline the performance of the Group's activities during the year and developments after the year-end.

Directors

The Directors who served during the year are shown on page 1. No Director has a service contract with the Company which cannot be terminated within 12 months.

Mr. A A Luksic, aged 75, retires in accordance with the Articles of Association and, being eligible, offers himself for re-election. Special notice for this resolution at the Annual General Meeting has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Luksic has been a Director and Chairman of the Board since 1982.

Biographical details of the Non-Executive Directors are given below:

Mr. C H Bailey is a Chartered Accountant. He is a director of General Oriental Investment Limited, RIT Capital Partners plc, St James Place Capital plc and Atrium Underwriting plc.

Mr. G S Menendez is a director of Quiñenco S.A. and Banco Latinoamericano de Exportaciones (BLADEX).

The interests of the persons (including the interests of their families) who were Directors at the end of the year in the preference and ordinary share capital of the Company are shown on pages 32 to 33.

Donations

The Group made UK charitable donations of US$99,661 during the year ended 31 December 2001 (2000 - US$58,889). This includes US$81,059 (2000 - US$43,644) to the University of Cambridge to sponsor educational studies relating to Chile.

Branches

The Antofagasta Railway Company plc is a subsidiary of Antofagasta plc and has a branch in Chile providing rail freight services. All other operations in Chile and Bolivia are carried out through subsidiary companies.

Creditor Days

The Company does not trade in the United Kingdom. Creditor days for the Group have been calculated at 36 (2000 - 36 days). Operating companies are responsible for agreeing terms of payment with each of their suppliers. It is Group policy that payments to suppliers are made in accordance with terms agreed.

Environment

The Group seeks to ensure that its operations and products cause the minimum harmful effect on the environment. Care is taken to limit discharges of environmentally harmful substances and to dispose of waste in a safe manner. Contingency arrangements and plans exist to reduce the risk of and limit the effect of any accidental spillage. Los Pelambres, Michilla, El Tesoro and FCAB comply with regulations applicable in Chile.

Substantial Shareholdings

Details of shares held by Dolberg Finance Corporation and Lanzville Investment Establishment are given in the Report on Remuneration and Related Matters on pages 32 to 33.

The Company has been made aware of the following other substantial interests in the issued ordinary share capital of the Company:

	%
Genesis Investment Management	6.25
Capital International	3.71

Special Business at the Annual General Meeting

Resolution 5 - A special resolution must be obtained to empower the Directors to issue equity securities of the Company for cash other than pro rata to ordinary shareholders. Resolution 5 to be proposed at the Annual General Meeting will extend the existing power until the next Annual General Meeting or, if earlier, 15 months from the passing of the resolution. The extension will permit the Directors to make issues of equity securities for cash either by a rights offer, open offer or otherwise pro rata to existing ordinary shareholders or, up to a maximum of £492,928 (5% of the issued ordinary share capital), in any other way. The proposal is consistent with the guidelines approved by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

The guidelines also indicate that issues of equity securities for cash (other than by way of rights) should not, in any rolling three year period, exceed 7.5% of the issued share capital.

Auditors

A resolution proposing the re-appointment of Deloitte & Touche as auditors of the Company will be put to the Annual General Meeting.

By Order of the Board

C. F. Edwards

For and on behalf of
Petershill Secretaries Limited
Secretary
8 May 2002

Corporate Governance

The Board of Directors describes below how it applies the corporate governance principles contained in the Principles of Good Governance and Code of Best Practice of the United Kingdom Listing Authority ("the Combined Code"). The Company complied with the detailed code provisions contained in the Combined Code during 2001 except in relation to the recommended minimum number of Audit Committee members and the absence of performance-related pay measures for all Executive Directors. Reasons for these two areas of non-compliance are set out in the discussion of principles below and in the Report on Remuneration and Related Matters respectively.

a) Directors and Board Structure

The Directors collectively have ultimate responsibility for the conduct of the Group's business. The Board currently comprises five Directors. Three Directors (one of whom is Non-Executive) are based in Chile where the Group's operations are principally located, and two Directors (one of whom is Non-Executive) are based in the United Kingdom where the Company is incorporated and listed on the London Stock Exchange.

Three of the Directors are Executive Board members. Mr. A A Luksic is Chairman of the Board. Mr. J-P Luksic is Deputy Chairman and also Chief Executive Officer of Antofagasta Minerals S.A., the Group's mining division based in Chile. Mr. P J Adeane is Managing Director.

The other Directors, Mr. C H Bailey and Mr. G S Menendez, are Non-Executive. Both Mr. Menendez and Mr. Bailey are considered to be independent of management and the majority shareholder, and the recognised senior Non-Executive is Mr. C H Bailey. In previous years, the Board did not consider Mr. Menendez to be an independent Director as he held an executive position within Quiñenco S.A., an industrial and financial group controlled by Mr. A A Luksic and his family. Mr. Menendez ceased to be an executive within the Quiñenco group in 1998 (although he remains a non-executive director of that company) and the Board considers that, as a suitable time has elapsed, he is now considered to be independent. As explained below, both Non-Executive Directors are members of the Audit Committee and Remuneration Committee.

As explained on page 71, the majority shareholder of the Company is Dolberg Finance Corporation, a company controlled by the Chairman, Mr. A A Luksic, and his family. In accordance with the requirements of the United Kingdom Listing Authority, and in order to ensure that the Company operates independently of the majority shareholder and its associates, the Company entered into a Relationship Agreement on 22 January 1998. This requires, *inter alia*, that transactions with the majority shareholder or transactions which reflect a conflict of interest for the majority shareholder are at arm's length and approved by the independent Directors, who for these purposes include Mr. P J Adeane in addition to the Non-Executive Directors.

The Board meets six to eight times a year and certain matters are reserved for its consideration. These include the review and approval of the Group's interim and final results and dividend recommendation prior to announcement, the review of internal controls and ensuring that the Group has sufficient resources to continue in operational existence for the foreseeable future. In addition, the boards of Antofagasta Minerals

S.A. (mining) and the Antofagasta Railway Company plc (railway and other transport services) meet monthly to consider strategic, operational and risk management issues in detail. There is substantial overlap between membership of the Board of Antofagasta plc and these two divisional boards. Additionally, the Directors receive regular reports and forecasts to ensure that they remain properly briefed about the performance and financial position of the Group throughout the year.

Given its small size, the Board does not consider it appropriate to have a separate nominations committee. Directors are appointed for their knowledge and experience, *inter alia*, of Latin America, the mining industry, capital markets and the regulatory environment. These factors will be taken into account by the Board in making any further appointments.

b) Directors' Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration and the remuneration details and shareholding interests of each Director are contained in the Report of the Remuneration and Related Matters on pages 32 to 33.

c) Relations with Shareholders

The Directors and senior management regularly meet with institutional shareholders and analysts in London, Santiago and New York. The Company carries out a formal programme of presentations to update institutional shareholders and analysts on developments in the Group after the announcement of the interim and full year results. Copies of results announcements, presentations and press releases issued by the Company are available on its website. The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance.

d) Accountability and Audit

Statement of Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are prudent and reasonable;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare financial statements on the going concern basis unless it is inappropriate to presume that the Company will remain in business.

The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy the financial position of the Company at any time and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking any reasonable steps to prevent and detect fraud and other irregularities.

Audit Committee

The Audit Committee comprises Mr. C H Bailey (Chairman) and Mr. G S Menendez, both of whom, as explained above, are independent Non-Executive Directors. The Board currently considers that, in view of its small overall size, there is a sufficient number of Directors on this Committee although this is less than the recommended minimum set out in the Combined Code. The Audit Committee meets at least twice a year with the external auditors in attendance. The Audit Committee's purpose is to assist the Board in meeting its responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues which arise from it, as well as the reappointment of the external auditors. It reviews the internal control and risk assessment procedures adopted by the Group described in the section on internal controls below. It also reviews the financial statements and Directors' statements on internal control and going concern prior to endorsement by the Board.

Internal Controls

The Directors are responsible for the Group's system of internal control and reviewing its effectiveness. Any such system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Internal controls and business risks were monitored in the course of 2001 at each main business unit through regular (usually monthly) board meetings. During the year, a progressive analysis of risks and controls was also conducted in order to develop a system of review to ensure that all risks are controlled by the Board as well as by each operating unit. This analysis was completed in December when the Board conducted a full review of the effectiveness of the Group's system of internal control covering all significant business risks. Since December, there has been an ongoing process in place for identifying, evaluating and managing significant risks faced by the Group which complies with the guidelines set out in Internal Control: Guidance for Directors on the Combined Code ("the Turnbull Report") and which has been in place up to the date of approval of the Annual Report and Financial Statements.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account in particular the financial position of the Group including borrowing facilities in place, the current copper price and market expectations in the medium-term.

Report on Remuneration and Related Matters

This report follows the publication of the Principles of Good Governance and Code of Best Practice ("the Combined Code") of the United Kingdom Listing Authority. During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except as noted on page 29 and sets out below the matters required for disclosure.

Membership of the Remuneration Committee and Principal Terms of Reference

The Remuneration Committee comprises Mr. C H Bailey (Chairman) and Mr. G S Menendez, both of whom are independent Non-Executive Directors. The Remuneration Committee is responsible for setting remuneration policy and reviewing the remuneration of the Executive Directors.

Company Policy on Executive Directors' Remuneration and Annual Bonuses

The Company's policy is to ensure that the Executive Directors are fairly rewarded. Corporate and individual performance is taken into account in setting pay levels for Executive Directors. One Director, Mr. J-P Luksic, is entitled to an annual bonus as Chief Executive Officer of Antofagasta Minerals S.A. based on personal and divisional targets set by the board of that company. The bonus for the year is payable to Goldstream Finance Limited and is disclosed in the remuneration table on page 33. The Board does not consider it appropriate to fix remuneration of the other Executive Directors in accordance with performance-related targets. The remuneration of Non-Executive Directors is determined by the Board. No Director participates in the determination of his own remuneration.

Service Contracts

No service contracts have been entered into with Directors of the Company which cannot be terminated within 12 months.

Share Options

No arrangements exist either to enable Directors to acquire benefits through the acquisition of shares in the Company or any of its subsidiaries or to benefit through profit-related pay or share option schemes.

Directors' Interests

The Directors' beneficial interests, including family interests, in the shares of the Company at the beginning and end of the year were as follows:

	5p Ordinary shares		5% Cumulative £1 Preference shares	
	31 December 2001	1 January 2001	31 December 2001	1 January 2001
Dolberg Finance Corporation	**100,000,000**	100,000,000	**1,882,396**	1,882,396
Lanzville Investment Establishment	**27,793,408**	27,605,408	**-**	-
A A Luksic	**334,838**	322,388	**-**	-
P J Adeane	**20,000**	20,000	**-**	-
C H Bailey	**13,000**	13,000	**-**	-

The remaining Directors had no beneficial interest in the shares of the Company during the year. No Director had any material interest in any other contract with the Company or its subsidiaries during the year other than in the ordinary course of business.

Mr. A A Luksic together with his family and other interests own the ultimate holding company Dolberg Finance Corporation and Lanzville Investment Establishment. Together with directly held interests, this represents 64.98% of the ordinary share capital of the Company.

Remuneration

The remuneration of the Chairman and all Directors in the year is detailed below. Certain emoluments of the Chairman and Mr. J-P Luksic are paid to Kimpton S.A. and Goldstream Finance Limited respectively for the provision of services. Only one Director of the Company, who is based in the United Kingdom, receives pension contributions. Mr. V P Radic resigned from the Board on 31 August 2000. The Company has a consultancy agreement with Asesorias Supetar Limitada for the provision of services by Mr. V P Radic until August 2002 and during 2001 paid US$135,242 (2000 - US$179,887).

Amounts paid to Directors are set out below.

Directors' Emoluments

	Base salary and fees		Bonus		Benefits		Pension contributions		Total emoluments including pension contributions	
	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000	2001 US$'000	2000 US$'000
Chairman and Executive Directors										
Kimpton SA	511	512	–	–	–	–	–	–	511	512
A A Luksic	218	235	–	–	–	–	–	–	218	235
Goldstream Finance Ltd	–	–	150	–	–	–	–	–	150	–
J-P Luksic	426	413	–	156	–	–	–	–	426	569
P J Adeane	218	218	–	–	28	27	14	15	260	260
Non-Executive Directors										
C H Bailey	29	30	–	–	–	–	–	–	29	30
G S Menendez	37	38	–	–	–	–	–	–	37	38
V P Radic	–	301	–	–	–	–	–	–	–	301
	1,439	1,747	150	156	28	27	14	15	1,631	1,945

Independent Auditors' Report to the Members of Antofagasta plc

We have audited the financial statements of Antofagasta plc for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 25. These financial statements have been prepared under the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR
8 May 2002

Deloitte & Touche

Consolidated Profit and Loss Account – US Dollars

For the year ended 31 December 2001

	Notes	Before exceptional items US$m	Exceptional items Note 4 US$m	2001 Total US$m	Before exceptional items US$m	Exceptional items Note 4 US$m	2000 Total US$m
Turnover							
– continuing operations	2	769.5	–	769.5	766.1	–	766.1
Operating profit							
– continuing operations	2,3	165.2	–	165.2	246.0	–	246.0
Profit on disposal of fixed assets	4	–	3.5	3.5	–	4.1	4.1
Income from other fixed asset investments		0.1	–	0.1	31.5	–	31.5
Net interest payable	5	(55.3)	–	(55.3)	(58.3)	–	(58.3)
Profit on ordinary activities before tax	2	110.0	3.5	113.5	219.2	4.1	223.3
Tax	7	(20.4)	(0.7)	(21.1)	(28.4)	(0.6)	(29.0)
Profit on ordinary activities after tax		89.6	2.8	92.4	190.8	3.5	194.3
Minority interests – equity		(30.3)	–	(30.3)	(56.1)	–	(56.1)
Profit for the financial year		59.3	2.8	62.1	134.7	3.5	138.2
Dividends							
Preference – non equity	8	(0.2)	–	(0.2)	(0.2)	–	(0.2)
Ordinary – equity	8	(63.1)	–	(63.1)	(73.7)	–	(73.7)
Transferred (from)/to reserves		(4.0)	2.8	(1.2)	60.8	3.5	64.3
Earnings per share	10	30.0¢		31.4¢	68.2¢		70.0¢
Dividend per share	8			32.0¢			37.37¢

The dividend in 2001 includes a special dividend of 10.0 cents per share (2000 – 18.03 cents). Further details are given in Note 8.

The movement in reserves for the year is analysed in Note 9. There were no discontinued operations during either year.

No dilutive potential ordinary shares were in issue.

The notes on pages 42 to 71 form part of these financial statements.

Consolidated Profit and Loss Account – Sterling

For the year ended 31 December 2001

	Notes	Before exceptional items £m	Exceptional items Note 4 £m	2001 Total £m	Before exceptional items £m	Exceptional items Note 4 £m	2000 Total £m
Turnover							
– continuing operations	2	534.3	–	534.3	505.4	–	505.4
Operating profit							
– continuing operations	2,3	114.6	–	114.6	162.4	–	162.4
Profit on disposal of fixed assets	4	–	2.4	2.4	–	2.7	2.7
Income from other fixed asset investments		0.1	–	0.1	20.1	–	20.1
Net interest payable	5	(38.3)	–	(38.3)	(38.4)	–	(38.4)
Profit on ordinary activities before tax	2	76.4	2.4	78.8	144.1	2.7	146.8
Tax	7	(14.2)	(0.5)	(14.7)	(18.7)	(0.4)	(19.1)
Profit on ordinary activities after tax		62.2	1.9	64.1	125.4	2.3	127.7
Minority interests – equity		(21.1)	–	(21.1)	(37.0)	–	(37.0)
Profit for the financial year		41.1	1.9	43.0	88.4	2.3	90.7
Dividends							
Preference – non equity	8	(0.1)	–	(0.1)	(0.1)	–	(0.1)
Ordinary – equity	8	(44.0)	–	(44.0)	(50.8)	–	(50.8)
Transferred (from)/to reserves		(3.0)	1.9	(1.1)	37.5	2.3	39.8
Earnings per share	10	20.7p		21.8p	44.8p		45.9p
Dividend per share	8			22.32p			25.75p

The dividend in 2001 includes a special dividend of 6.9925 pence per share (2000 – 12.5 pence). Further details are given in Note 8.

The movement in reserves for the year is analysed in Note 9. There were no discontinued operations during either year.

No dilutive potential ordinary shares were in issue.

The notes on pages 42 to 71 form part of these financial statements.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2001

		US Dollars		Sterling	
		2001	2000	**2001**	2000
	Note	**US$m**	US$m	**£m**	£m
Profit for the financial year		**62.1**	138.2	**43.0**	90.7
Exchange	*1(d)*	**(18.0)**	(3.1)	**8.0**	29.6
Total gains and losses recognised during the year		**44.1**	135.1	**51.0**	120.3

Exchange movements relating to share capital and share premium were previously disclosed separately in the reconciliation of movement in shareholders' funds. These have been included in the overall exchange movement in the consolidated statement of total recognised gains and losses and prior year comparatives have been adjusted accordingly. This change has no effect on reserves or shareholders' funds.

Note of Historical Cost Profits and Losses

The results as disclosed in the consolidated profit and loss account on pages 36 and 37, and for the Parent Company as disclosed in Note 9, are not materially different from the results as calculated on an unmodified historical cost basis.

Consolidated Balance Sheet

At 31 December 2001

		US Dollars		Sterling	
		2001	2000	2001	2000
	Notes	US$m	US$m	£m	£m
Fixed assets					
Tangible fixed assets	*11*	**1,916.8**	1,926.7	**1,323.9**	1,286.8
Other investments	*13*	**185.5**	185.5	**108.2**	108.2
		2,102.3	2,112.2	**1,432.1**	1,395.0
Current assets					
Stocks	*14*	**49.3**	41.6	**34.1**	27.8
Debtors	*15*	**113.7**	110.1	**78.5**	73.7
Current asset investments	*18(a)*	**246.5**	297.1	**170.3**	198.9
Cash at bank and in hand	*18(a)*	**2.2**	3.0	**1.5**	2.0
		411.7	451.8	**284.4**	302.4
Creditors – amounts falling due within one year					
Trade and other creditors	*16*	**(79.0)**	(87.1)	**(54.6)**	(58.3)
Loans	*17*	**(104.2)**	(92.2)	**(72.0)**	(61.7)
Dividends	*8*	**(48.8)**	(64.0)	**(34.1)**	(44.4)
		(232.0)	(243.3)	**(160.7)**	(164.4)
Net current assets		**179.7**	208.5	**123.7**	138.0
Total assets less current liabilities		**2,282.0**	2,320.7	**1,555.8**	1,533.0
Creditors – amounts falling due after more than one year					
Other creditors	*16*	**(25.3)**	(28.5)	**(17.5)**	(19.1)
Loans	*17*	**(953.2)**	(1,003.5)	**(658.4)**	(671.8)
Provisions for liabilities and charges	*19*	**(68.9)**	(47.4)	**(47.6)**	(31.6)
		1,234.6	1,241.3	**832.3**	810.5
Capital and reserves					
Called up share capital					
Preference shares – non-equity	*20*	**2.9**	3.0	**2.0**	2.0
Ordinary shares – equity	*20*	**14.3**	14.7	**9.9**	9.9
		17.2	17.7	**11.9**	11.9
Reserves – equity					
Share premium account	*9*	**245.3**	253.1	**169.4**	169.4
Revaluation reserve	*9*	**15.1**	17.2	**10.8**	11.9
Profit and loss account	*9*	**651.7**	660.5	**429.3**	421.3
Shareholders' funds (including non-equity interests)	*21*	**929.3**	948.5	**621.4**	614.5
Minority interests – equity		**305.3**	292.8	**210.9**	196.0
		1,234.6	1,241.3	**832.3**	810.5

Approved by the Board on 8 May 2002.

A A Luksic
P J Adeane
Directors

The notes on pages 42 to 71 form part of these financial statements.

Parent Company Balance Sheet

At 31 December 2001

	Notes	US Dollars 2001 US$m	US Dollars 2000 US$m	Sterling 2001 £m	Sterling 2000 £m
Fixed assets					
Investment in subsidiaries	*12*	**497.5**	482.8	**336.7**	315.8
Other investments	*13*	**5.0**	5.0	**2.6**	2.6
		502.5	487.8	**339.3**	318.4
Current assets					
Debtors	*15*	**0.9**	0.2	**0.6**	0.1
Current asset investments		**155.3**	128.7	**107.3**	86.1
Cash at bank and in hand		**0.1**	-	**0.1**	-
		156.3	128.9	**108.0**	86.2
Creditors – amounts falling due within one year					
Other creditors		**(0.3)**	-	**(0.2)**	-
Amounts owed to subsidiaries		**(292.8)**	(236.1)	**(202.3)**	(158.1)
Dividends	*8*	**(48.8)**	(64.0)	**(34.1)**	(44.4)
		(341.9)	(300.1)	**(236.6)**	(202.5)
Net current liabilities		**(185.6)**	(171.2)	**(128.6)**	(116.3)
Total assets less current liabilities		**316.9**	316.6	**210.7**	202.1
Capital and reserves					
Called up share capital					
Preference shares - non-equity	*20*	**2.9**	3.0	**2.0**	2.0
Ordinary shares - equity	*20*	**14.3**	14.7	**9.9**	9.9
		17.2	17.7	**11.9**	11.9
Reserves - equity					
Share premium account	*9*	**245.3**	253.1	**169.4**	169.4
Profit and loss account	*9*	**54.4**	45.8	**29.4**	20.8
Shareholders' funds (including non-equity interests)	*21*	**316.9**	316.6	**210.7**	202.1

Approved by the Board on 8 May 2002.

A A Luksic
P J Adeane
Directors

The notes on pages 42 to 71 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2001

		US Dollars		Sterling	
		2001	2000	**2001**	2000
	Notes	**US$m**	US$m	**£m**	£m
Net cash inflow from operating activities	*22(a)*	**265.9**	326.6	**184.6**	215.4
Returns on investment and servicing of finance	*22(b)*	**(79.7)**	(42.6)	**(55.3)**	(28.7)
Taxation - overseas tax (paid)/recovered		**(0.9)**	1.1	**(0.6)**	0.7
Capital expenditure and financial investment	*22(b)*	**(113.9)**	(314.5)	**(79.1)**	(207.5)
Acquisitions and disposals - net cash balances acquired with subsidiary		**-**	0.9	**-**	0.5
Equity dividends paid		**(77.5)**	(26.6)	**(53.8)**	(17.7)
Cash outflow before management of liquid resources and financing		**(6.1)**	(55.1)	**(4.2)**	(37.3)
Management of liquid resources - net decrease in time deposits		**49.1**	40.2	**34.1**	26.5
Net cash (outflow)/inflow from financing	*22(b)*	**(44.0)**	17.8	**(30.6)**	11.7
Net cash (outflow)/inflow in the year		**(1.0)**	2.9	**(0.7)**	0.9

Reconciliation of Net Cash Flow to Movement in Net Debt

		US Dollars		Sterling	
		2001	2000	**2001**	2000
	Notes	**US$m**	US$m	**£m**	£m
Net cash (outflow)/inflow in the year		**(1.0)**	2.9	**(0.7)**	0.9
Cash outflow/(inflow) from increase in debt		**44.0**	(9.8)	**30.6**	(6.4)
Cash inflow from decrease in liquid resources		**(49.1)**	(40.2)	**(34.1)**	(26.5)
Change in net debt resulting from cash flows	*22(c)*	**(6.1)**	(47.1)	**(4.2)**	(32.0)
Acquisition		**-**	5.1	**-**	3.2
Capitalisation of subordinated debt		**-**	10.3	**-**	6.8
Reclassification to creditors		**0.6**	3.5	**0.4**	2.2
Interest accrued on long-term balances		**(3.4)**	(8.1)	**(2.4)**	(5.3)
New leases		**(3.4)**	(16.3)	**(2.4)**	(10.8)
Exchange		**(0.8)**	(3.5)	**(17.4)**	(37.6)
Movement in net debt in the year		**(13.1)**	(56.1)	**(26.0)**	(73.5)
Net debt at 1 January	*22(c)*	**(795.6)**	(739.5)	**(532.6)**	(459.1)
Net debt at 31 December	*22(c)*	**(808.7)**	(795.6)	**(558.6)**	(532.6)

Notes to the Financial Statements

1 Accounting Policies

a) Basis of accounting and functional currency

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets (as described in Note 11) and in accordance with applicable accounting standards in the United Kingdom.

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. These financial statements have also been presented in sterling on a supplementary basis. Share capital remains denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at period end rates of exchange. As explained in Note 8, dividends are paid in both US dollars and sterling.

b) Group financial statements and basis of consolidation

The financial statements of the Group incorporate the consolidated assets, liabilities and results of the Company and its subsidiary undertakings ("subsidiaries"). The results of subsidiaries acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the effective date of disposal.

c) Goodwill

Purchased goodwill is the difference between the cost of an acquisition and the aggregate fair values of the identifiable assets and liabilities acquired. Purchased goodwill is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal will include any attributable goodwill. Internally generated goodwill is not capitalised.

Prior to 1998, purchased goodwill was eliminated against the profit and loss reserve and negative goodwill was credited to a separate capital reserve account. As permitted under the transitional arrangements of FRS 10 "Goodwill and Intangible Assets" adopted in the 1998 financial statements, such amounts previously written off or credited to reserves were not reinstated as an asset, but will be charged or credited to the profit and loss account on disposal of the business to which they relate.

d) Currency translation

Assets and liabilities denominated in foreign currencies are translated into US dollars at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars at the average rate for each period. As explained in the Report of the Directors on page 26, the interim dividend was converted at US$1.4451 = £1, and the final dividend was converted at US$1.4301 = £1.

	Period end rates	Average rates
31 December 2001	**US$1.45 = £1; US$1 = Ch$655**	**US$1.44 = £1; US$1 = Ch$635**
31 December 2000	US$1.49 = £1; US$1 = Ch$574	US$1.52 = £1; US$1 = Ch$540

Exchange gains or losses principally arising from the translation of branch and subsidiary balances, hedging overseas investments, and the restatement of results at the average rate are taken directly to reserves.

1 Accounting Policies (continued)

e) Fixed assets and depreciation

Fixed assets are stated at cost or, where previously revalued prior to the implementation of FRS 15, "Tangible Fixed Assets", at the revalued book amount as permitted under the transitional provisions of FRS 15. In determining cost, only costs directly attributable to bringing a fixed asset into working condition are capitalised. Such costs include financing costs and the costs associated with a commissioning period until commercial levels of production have been achieved. Non-incremental costs, including overhead costs incurred during a start-up period, are expensed.

Fixed asset categories have been reanalysed to provide a more detailed analysis of mining assets, and opening balances for individual categories have been restated. This change has no effect on consolidated balances or depreciation policies previously applied.

Depreciation is calculated on the following principal bases:

(i) Land and mining properties - mining properties including capitalised costs are depreciated in proportion to the volume of ore extracted in the year compared with total estimated reserves. Freehold land is not depreciated.

(ii) Buildings and infrastructure - straight-line basis over 10 to 25 years.

(iii) Railway track - straight-line basis over 20 to 25 years.

(iv) Wagons and rolling stock - straight-line basis over 10 to 20 years.

(v) Machinery, equipment and other assets - straight-line basis over 5 to 10 years.

(vi) Assets under construction - no depreciation until asset is available for use.

f) Other investments

Other investments are stated at cost unless, in the opinion of the Directors, there has been a permanent impairment in value. Where an investment has ceased to be an investment in an associate, it is reclassified to other investments and stated at the carrying amount as at the date of reclassification. Income from investments is recognised on a dividends received basis.

g) Turnover

Turnover represents the value of goods and services supplied during the year. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing of sales at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Sales which remain open to final pricing at the year-end are valued in aggregate at the lower of provisional invoice prices and mark-to-market forward prices at the balance sheet date. Sales are subsequently adjusted for final pricing settlement when closed out the following year.

1 Accounting Policies (continued)

h) Exploration expenditure

Exploration expenditure is recognised in the profit and loss account in the year in which it is incurred. When a decision is taken that a mining project is capable of production (normally when the project has reached the pre-feasibility stage) all further directly attributable pre-production expenditure is capitalised. As explained in (e) above, capitalisation of pre-production expenditure ceases when commercial levels of production are achieved.

i) Stocks

Stocks are included at the lower of cost or net realisable value. The replacement cost of stocks is not considered to be materially in excess of book value.

j) Pensions

The Group makes payments into private pension plans for a limited number of employees. These pension costs are charged to the profit and loss account in accordance with the contributions payable in the year. The Group does not provide any other post-retirement benefits.

k) Provision for severance indemnities

Provision is made for severance indemnities which are payable on termination of employment or on the eventual closure of an operation with a finite life, based on the net present value of estimated future costs. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

l) Provision for decommissioning and site rehabilitation costs

Provision is made for decommissioning and site rehabilitation costs in the accounting period when the related environmental impact occurs, based on the net present value of estimated future costs. Where an obligation is incurred in the course of acquiring or constructing tangible fixed assets, the discounted amount of the provision is capitalised and depreciated over the life of that asset. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

m) Deferred tax

Deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current legislation. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

1 Accounting Policies (continued)

n) Cash and net liquid resources

Cash at bank and in hand includes amounts held in current accounts and demand deposits. For the purposes of the cash flow statement, liquid resources include cash on deposit maturing within twelve months.

o) Finance leases

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and depreciated over their useful lives. The corresponding liabilities are recorded as a loan creditor and the interest element of the finance lease rentals is charged to the profit and loss account in proportion to the amounts outstanding.

p) Derivative financial instruments

The Group uses derivative instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only.

(i) Commodity instruments: each hedging instrument is allocated against future production at the time of entering into the hedging instrument. All gains and losses on hedging instruments are included in turnover when designated production is sold. Premiums paid for individual options used to hedge future production are recognised as a deduction from turnover when the designated production is sold. If the option lapses or is exercised and immediately settled, the premium paid is recognised as an expense on the option expiry date.

(ii) Financial instruments: interest rate swap agreements are used to fix or limit variations in interest rates on borrowings. The differential payments made under such swaps are recognised by an adjustment to interest payable. Forward exchange contracts are used to hedge transaction exposures. These instruments are revalued at the balance sheet date with net unrealised losses and gains included in other debtors and other creditors and allocated against the underlying transactions when the hedged transactions occur. Gains and losses arising from instruments in respect of construction projects have been capitalised.

2 Segmental Information

a) Turnover by geographical destination

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
UK	**12.4**	5.7	**8.6**	3.7
Rest of Europe	**205.2**	169.1	**142.5**	111.6
Chile	**103.4**	78.2	**71.8**	51.6
Rest of Latin America	**48.8**	54.9	**33.9**	36.2
North America	**50.2**	38.4	**34.9**	25.4
Asia Pacific/other	**349.5**	419.8	**242.6**	276.9
	769.5	766.1	**534.3**	505.4

2 Segmental Information (continued)

b) Turnover and operating profit before exceptional items by class of business and geographical location

Operations are based in Latin America. Turnover, profit before tax and net assets can be analysed as follows:

	US Dollars					
		2001			2000	
	Turnover US$m	Profit before tax US$m	Net assets US$m	Turnover US$m	Profit before tax US$m	Net assets US$m
Mining	700.4	143.2	1,797.9	696.1	224.9	1,797.1
Railway and other transport services	69.1	22.0	108.7	70.0	21.1	118.3
Turnover, operating profit and operating net assets	769.5	165.2	1,906.6	766.1	246.0	1,915.4
Disposal of fixed assets		3.5	-		4.1	-
Other fixed asset investments		0.1	185.5		31.5	185.5
Net interest payable and net debt		(55.3)	(808.7)		(58.3)	(795.6)
Unallocated liabilities - Group dividend		-	(48.8)		-	(64.0)
		113.5	1,234.6		223.3	1,241.3

	Sterling					
		2001			2000	
	Turnover £m	Profit before tax £m	Net assets £m	Turnover £m	Profit before tax £m	Net assets £m
Mining	486.3	99.3	1,241.8	459.2	148.3	1,203.1
Railway and other transport services	48.0	15.3	75.0	46.2	14.1	76.2
Turnover, operating profit and operating net assets	534.3	114.6	1,316.8	505.4	162.4	1,279.3
Disposal of fixed assets		2.4	-		2.7	-
Other fixed asset investments		0.1	108.2		20.1	108.2
Net interest payable and net debt		(38.3)	(558.6)		(38.4)	(532.6)
Unallocated liabilities - Group dividend		-	(34.1)		-	(44.4)
		78.8	832.3		146.8	810.5

3 Operating Profit

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Turnover	**769.5**	766.1	**534.3**	505.4
Cost of sales	**(506.5)**	(418.9)	**(351.7)**	(276.2)
Gross profit	**263.0**	347.2	**182.6**	229.2
Administrative expenses	**(83.8)**	(88.7)	**(58.2)**	(58.5)
Provisions for decommissioning and site rehabilitation costs	**(1.1)**	(1.0)	**(0.8)**	(0.7)
Severance charges	**(1.7)**	(2.7)	**(1.2)**	(1.8)
Exploration costs	**(9.7)**	(8.3)	**(6.7)**	(5.5)
Other net operating expenses	**(1.5)**	(0.5)	**(1.1)**	(0.3)
Operating profit	**165.2**	246.0	**114.6**	162.4

Depreciation charges in 2001 amounted to US$116.8 million (£81.1 million). Of this amount, US$106.1 million (£73.6 million) is included in cost of sales and US$10.7 million (£7.5 million) is included in administrative expenses. Depreciation charges in 2000 amounted to US$105.9 million (£69.7 million) of this amount, US$95.4 million (£62.8 million) is included in cost of sales and US$10.5 million (£6.9 million) is included in administrative expenses.

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrates. Revenues in the year to 31 December 2001 included adjustments to sales of concentrates open at 31 December 2000 totalling US$16.5 million (£11.5 million).

4 Exceptional Items

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Non-operating				
Profit on disposal of fixed assets at El Chacay	**–**	4.1	**–**	2.7
Profit on sale of land by Railway	**3.5**	-	**2.4**	-
	3.5	4.1	**2.4**	2.7
Tax effect	**(0.7)**	(0.6)	**(0.5)**	(0.4)
	2.8	3.5	**1.9**	2.3

The exceptional profit in the year of US$3.5 million (£2.4 million) relates to the disposal of a surplus property owned by the Railway in the centre of the city of Antofagasta. The net book value of this property was US$0.1 million (£0.1 million).

In 2000, the exceptional profit of US$4.1 million (£2.7 million) related to the disposal of surplus fixed assets at the former El Chacay underground mine which was closed in 1998 as part of the Los Pelambres development. These assets had a book value of nil.

5 Profit on Ordinary Activities Before Tax

	US Dollars		Sterling	
	2001 US$m	2000 US$m	2001 £m	2000 £m
Profit on ordinary activities before tax is stated after crediting/(charging):				
Interest receivable	13.2	21.0	9.2	13.9
Interest payable				
- Loans wholly or partly repayable after 5 years	(67.4)	(80.5)	(46.8)	(53.1)
- Release of discount relating to provisions	(0.9)	1.2	(0.6)	0.8
Foreign exchange	(0.2)	-	(0.1)	-
Net interest payable	(55.3)	(58.3)	(38.3)	(38.4)
Depreciation	(116.8)	(105.9)	(81.1)	(69.7)
Auditors' remuneration				
- Group audit	(0.3)	(0.3)	(0.2)	(0.2)
- Company audit	(0.1)	(0.1)	(0.1)	(0.1)
Wages and salaries	(44.6)	(54.9)	(31.0)	(36.2)
Social security costs	(3.7)	(4.3)	(2.6)	(2.8)

Non-audit fees paid to the Auditors amounted to less than US$0.1 million (£0.1 million) in both 2000 and 2001.

The average number of employees by location and class of business during the year was:

	2001 Number	2000 Number
Chile		
- Mining	1,298	1,090
- Railway and other transport services	1,070	1,036
	2,368	2,126
United Kingdom		
- Administration	4	4
	2,372	2,130

6 Directors' Emoluments

	US Dollars		Sterling	
	2001 US$m	2000 US$m	2001 £m	2000 £m
Fees	0.9	1.0	0.6	0.7
Salaries and other emoluments	0.7	0.9	0.5	0.5
	1.6	1.9	1.1	1.2

Further details of the remuneration of the Directors are given in the Report on Remuneration and Related Matters on pages 32 to 33.

7 Tax on Profit on Ordinary Activities

a) Analysis of tax charge for the year

The Company and all its subsidiaries are resident outside the United Kingdom and accordingly the Group is not subject to United Kingdom corporation tax. Subsidiaries incorporated in Chile are liable to Chilean corporation tax at the rate of 15% (2000 - 15%), with further tax of 20% payable on profits distributed outside Chile. Legislative changes during 2001 will result in the statutory tax rate increasing to 16% in 2002, 16.5% in 2003 and 17% in 2004. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse. The Group tax charge for the year comprises current and deferred tax as set out below.

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Chilean corporation tax on profits for the year	**3.0**	1.3	**2.1**	0.9
Other overseas corporation tax on profits for the year	**0.1**	0.7	**0.1**	0.5
Current tax charge for the year	**3.1**	2.0	**2.2**	1.4
Deferred tax charge for the year - origination and reversal of timing differences	**18.0**	27.0	**12.5**	17.7
Tax charge for the year	**21.1**	29.0	**14.7**	19.1

b) Analysis of deferred tax provision at the end of the year

The deferred tax provision at the end of the year is analysed below between its main components. The movement in the deferred tax provision during the year is analysed in Note 19 together with provisions for other liabilities and charges.

No deferred tax has been provided on gains recognised on the revaluation of freehold land and railway track as it is not envisaged that any tax will be payable in the foreseeable future. If these assets were sold at their revalued amounts, additional tax of US$2.3 million (£1.6 million) could become payable. Further details of the revaluation are given in Note 11.

No deferred tax is recognised on the unremitted earnings of Chilean and other overseas subsidiaries. As such earnings are retained for current or future reinvestment, it is not expected that any tax will become payable in the foreseeable future.

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Accelerated capital allowances	**126.2**	67.3	**87.3**	45.1
Timing differences on decommissioning, site rehabilitation and severance provisions	**(1.1)**	(0.8)	**(0.8)**	(0.5)
Short-term timing differences	**(0.1)**	(1.3)	**(0.1)**	(0.9)
Tax losses carried forward	**(74.5)**	(32.0)	**(51.5)**	(21.5)
Deferred tax provision at the end of the year	**50.5**	33.2	**34.9**	22.2

7 Tax on Profit on Ordinary Activities *(continued)*

c) Factors affecting the current tax charge for the year

The principal factors affecting the current tax charge for the year are set out below.

	US Dollars		Sterling	
	2001	2000	**2001**	2000
	US$m	US$m	**£m**	£m
Profit on ordinary activities before tax	**113.5**	223.3	**78.8**	146.8
Profit on ordinary activities multiplied by the standard rate of corporation tax in Chile of 15%	**17.0**	33.5	**11.8**	22.0
Capital allowances in the year in excess of depreciation	**(59.6)**	(27.6)	**(41.4)**	(18.1)
Other timing differences reflected in deferred tax charge	**(0.9)**	2.0	**(0.6)**	1.3
Offsetting tax losses	**42.5**	(0.5)	**29.5**	(0.3)
Transfer to current tax	**–**	(0.9)	**–**	(0.6)
Factors reflected in deferred tax charge for the year	**(18.0)**	(27.0)	**(12.5)**	(17.7)
Effect of increase in future tax rates on deferred tax	**3.0**	–	**2.1**	–
Dividend income from other fixed asset investments not subject to further tax on receipt	**–**	(4.7)	**–**	(3.0)
Other differences (principally net losses in period not subject to relief or offset)	**1.1**	0.2	**0.8**	0.1
Current tax charge for the year	**3.1**	2.0	**2.2**	1.4

Under Chilean tax legislation, full relief is given for pre-operational costs on the start-up of a mining project and capital allowances are available on an accelerated basis for expenditure relating to the construction or purchase of tangible fixed assets. These factors have resulted in the availability of tax losses at Los Pelambres and El Tesoro which began commercial operations in 2000 and 2001 respectively. These tax losses will be utilised in future years against subsequent taxable profits and have therefore been reflected in the deferred tax charge for the year.

8 Dividends

	US Dollars			
	2001 cents per share	2001 US$m	2000 cents per share	2000 US$m
Ordinary dividends – equity				
Interim (paid)	7.25	14.3	4.92	9.7
Final (proposed)				
- Special	10.00	19.7	18.03	35.6
- Ordinary	14.75	29.1	14.42	28.4
	32.00	63.1	37.37	73.7
Preference dividends – non-equity	n/a	0.2	n/a	0.2

	Sterling			
	2001 pence per share	2001 £m	2000 pence per share	2000 £m
Ordinary dividends – equity				
Interim (paid)	5.02	9.9	3.25	6.4
Final (proposed)				
- Special	6.99	13.8	12.50	24.7
- Ordinary	10.31	20.3	10.00	19.7
	22.32	44.0	25.75	50.8
Preference dividends – non-equity	5.00	0.1	5.00	0.1

Ordinary dividends are paid in both sterling and US dollars. Further details are given in the Report of the Directors on page 26. Preference dividends are paid in sterling.

9 Reserves

Group	Note	Share premium account US$m	Revaluation reserve US$m	Profit and loss account US$m	Total US$m
		US Dollars			
1 January 2001		253.1	17.2	660.5	930.8
Amount transferred from reserves		-	-	(1.2)	(1.2)
Exchange	*1(d)*	(7.8)	(2.1)	(7.6)	(17.5)
31 December 2001		**245.3**	**15.1**	**651.7**	**912.1**

Group	Note	Share premium account £m	Revaluation reserve £m	Profit and loss account £m	Total £m
		Sterling			
1 January 2001		169.4	11.9	421.3	602.6
Amount transferred from reserves		-	-	(1.1)	(1.1)
Exchange	*1(d)*	-	(1.1)	9.1	8.0
31 December 2001		**169.4**	**10.8**	**429.3**	**609.5**

Under the transitional arrangements permitted by FRS 10 "Goodwill and Intangible Assets", purchased goodwill eliminated against the profit and loss account and negative goodwill credited to capital reserve prior to the implementation of that standard in 1998 were not reinstated, but will be charged or credited to the profit and loss account on disposal of the business to which such goodwill relates. The cumulative amount of positive and negative goodwill written off, net of such goodwill which has been written back in respect of subsidiaries disposed of prior to 31 December 2001, is US$7.7million (£5.3 million; 2000 - US$7.7 million; £5.0 million).

9 Reserves (continued)

Company	US Dollars			Sterling		
	Share premium account US$m	Profit and loss account US$m	Total US$m	Share premium account £m	Profit and loss account £m	Total £m
1 January 2001	253.1	45.8	298.9	169.4	20.8	190.2
Amount transferred to reserves	–	8.6	8.6	–	8.6	8.6
Exchange	(7.8)	-	(7.8)	-	-	-
31 December 2001	**245.3**	**54.4**	**299.7**	**169.4**	**29.4**	**198.8**

A profit of US$71.9 million (£52.7 million; 2000 - profit of US$3.4 million; £1.6 million) before dividends of US$63.3 million (£44.1 million; 2000 - US$73.9 million; £50.9 million) has been dealt with in the profit and loss account of the parent Company. The Company has not presented its own profit and loss account as permitted by section 230(1) of the Companies Act 1985.

10 Earnings per Share

Basic earnings per share is calculated on profit after tax, minority interests and preference dividends giving earnings of US$61.9 million (£42.9 million; 2000 - US$138.0 million; £90.6 million) and based on 197,171,339 ordinary shares in issue throughout the year (2000 - 197,171,339 shares). There were no dilutive potential ordinary shares in issue.

Earnings per share excluding exceptional items is calculated on the same basis but excluding an exceptional gain after tax and minority interests of US$2.8 million; (£1.9million; 2000 - US$3.5 million; £2.3 million).

Earnings per share excluding exceptional items may be reconciled to earnings per share as follows:

	US Dollars		Sterling	
	2001 cents	2000 cents	**2001 pence**	2000 pence
Earnings per share excluding exceptional items	**30.0**	68.2	**20.7**	44.8
Profit on disposal of fixed assets at El Chacay	**–**	1.8	**–**	1.1
Profit on sale of land by Railway	**1.4**	-	**1.1**	-
Earnings per share	**31.4**	70.0	**21.8**	45.9

11 Tangible Fixed Assets

	US Dollars						
	Land and mining property US$m	Buildings and infra-structure US$m	Railway track US$m	Wagons and rolling stock US$m	Machinery, equipment and others US$m	Assets under con-struction US$m	Total US$m
Cost or valuation							
1 January 2001	406.3	875.6	35.0	64.3	647.0	214.1	2,242.3
Additions (including interest capitalised)	21.4	20.4	1.5	5.2	15.8	63.6	127.9
Closure and severance provisions capitalised	1.6	–	–	–	–	–	1.6
Reclassifications	4.0	112.4	–	2.1	91.1	(207.5)	2.1
Disposals	(0.1)	(68.1)	(0.6)	(5.5)	(4.2)	(1.9)	(80.4)
Exchange	(2.4)	(0.8)	(5.7)	(8.2)	(3.9)	(0.2)	(21.2)
Total	**430.8**	**939.5**	**30.2**	**57.9**	**745.8**	**68.1**	**2,272.3**
Depreciation							
1 January 2001	(20.0)	(127.3)	(2.2)	(26.2)	(139.9)	–	(315.6)
Charge for the year	(15.4)	(39.0)	(0.7)	(4.0)	(57.7)	–	(116.8)
Disposals	(0.1)	68.6	0.2	4.3	0.6	–	73.6
Exchange	–	0.3	0.3	2.4	0.3	–	3.3
Total	**(35.5)**	**(97.4)**	**(2.4)**	**(23.5)**	**(196.7)**	**–**	**(355.5)**
Net book value							
31 December 2001	**395.3**	**842.1**	**27.8**	**34.4**	**549.1**	**68.1**	**1,916.8**
31 December 2000	386.3	748.3	32.8	38.1	507.1	214.1	1,926.7

	Sterling						
	Land and mining property £m	Buildings and infra-structure £m	Railway track £m	Wagons and rolling stock £m	Machinery, equipment and others £m	Assets under con-struction £m	Total £m
Cost or valuation							
1 January 2001	272.0	586.2	23.4	43.0	425.3	143.3	1,493.2
Additions (including interest capitalised)	14.9	14.2	1.0	3.6	10.9	44.2	88.8
Closure and severance provisions capitalised	1.1	–	–	–	–	–	1.1
Reclassifications	2.8	78.1	–	1.5	63.3	(144.2)	1.5
Disposals	(0.1)	(47.3)	(0.4)	(3.8)	(2.8)	(1.3)	(55.7)
Exchange	6.9	17.7	(3.1)	(4.3)	18.3	5.1	40.6
Total	**297.6**	**648.9**	**20.9**	**40.0**	**515.0**	**47.1**	**1,569.5**
Depreciation							
1 January 2001	(13.4)	(85.2)	(1.5)	(17.5)	(88.8)	–	(206.4)
Charge for the year	(10.7)	(27.1)	(0.5)	(2.8)	(40.0)	–	(81.1)
Disposals	(0.1)	47.6	0.1	3.0	0.4	–	51.0
Exchange	(0.3)	(2.6)	0.2	1.1	(7.5)	–	(9.1)
Total	**(24.5)**	**(67.3)**	**(1.7)**	**(16.2)**	**(135.9)**	**–**	**(245.6)**
Net book value							
31 December 2001	**273.1**	**581.6**	**19.2**	**23.8**	**379.1**	**47.1**	**1,323.9**
31 December 2000	258.6	501.0	21.9	25.5	336.5	143.3	1,286.8

11 **Tangible Fixed Assets** (continued)

Previously, all fixed assets relating to the mining division were disclosed as a category, mining assets. These have been re-analysed together with assets from the railway and other transport services division to provide a more detailed analysis of fixed assets by category, and opening balances for the revised categories have been restated. This change has no effect on consolidated balances or depreciation policies previously applied.

Additions in the year include net interest capitalised. During the year, capitalised interest receivable amounted to US$0.3 million (£0.2 million; 2000 - US$4.6 million; £3.0 million) and capitalised interest payable amounted to US$6.8 million (£4.7 million; 2000 - US$15.3 million; £10.1 million). These amounts relate to the El Tesoro development.

The railway track (excluding lineside equipment) and the freehold land in Antofagasta were both revalued in December 1985. The residual value of the track was valued in Chilean pesos at the equivalent of US$11.1 million (£7.7 million; 2000 - US$12.7 million; £8.8 million) based on year end exchange rates which was the resale value of the materials involved. The freehold land in Antofagasta was valued on the same date at its market value in Chilean pesos at the equivalent of US$4.4 million (£3.1 million; 2000 - US$4.9 million; £3.3 million) based on year end exchange rates. On the implementation of FRS 15 "Tangible Fixed Assets" in 1999, the Group elected to retain the book amounts of this previous revaluation without adopting a policy of regular revaluation going forward.

The historical cost and related depreciation of land and mining property and railway track are as follows:

		US Dollars		Sterling	
		2001 US$m	2000 US$m	**2001 £m**	2000 £m
Land and mining property	- cost	**426.8**	401.8	**294.7**	268.9
	- accumulated depreciation	**(35.5)**	(20.0)	**(24.5)**	(13.4)
	- net book value	**391.3**	381.8	**270.2**	255.5
Railway track	- cost	**19.1**	22.3	**13.0**	14.6
	- accumulated depreciation	**(2.4)**	(2.2)	**(1.7)**	(1.5)
	- net book value	**16.7**	20.1	**11.3**	13.1

The net book value of assets held under finance leases at 31 December 2001 was US$18.0 million (£12.4 million; 2000 - US$18.3 million; £12.3 million) and depreciation charged in the year was US$1.3 million (£0.9 million; 2000 - US$0.2 million; £0.1 million).

Capital commitments contracted but not provided at 31 December 2001 amounted to US$6.7 million (£4.6 million; 2000 - US$111.1 million; £74.4 million).

12 Investment in Subsidiaries

	US Dollars		Sterling	
	Company 2001 US$m	Company 2000 US$m	**Company 2001 £m**	Company 2000 £m
Shares in subsidiaries at cost	**73.8**	112.8	**44.2**	68.5
Amounts owed by subsidiaries	**423.7**	370.0	**292.5**	247.3
	497.5	482.8	**336.7**	315.8

	US Dollars			Sterling		
	Shares US$m	**Loans US$m**	**Total US$m**	**Shares £m**	**Loans £m**	**Total £m**
1 January 2001	112.6	370.2	482.8	68.4	247.4	315.8
Disposals	(38.8)	–	(38.8)	(24.2)	–	(24.2)
Loans repaid	–	(2.3)	(2.3)	–	(1.6)	(1.6)
Loans made	–	67.2	67.2	–	46.5	46.5
Exchange	–	(11.4)	(11.4)	–	0.2	0.2
31 December 2001	**73.8**	**423.7**	**497.5**	**44.2**	**292.5**	**336.7**

Principal subsidiaries (included in consolidation):

	Country of incorporation	**Country of operations**	**Nature of business**	**Effective share-holdings**	**Voting rights**
Direct subsidiaries of parent company					
Antofagasta Railway Company plc	Great Britain	Chile	Railway	100%	100%
Minera Anaconda Perú S.A.	Peru	Peru	Mining	100%	100%
Chilean Northern Mines Limited	Great Britain	Chile	Investment	100%	100%
Indirect subsidiaries					
Antofagasta Minerals S.A.	Chile	Chile	Mining	100%	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%	74.2%
Minera El Tesoro	Chile	Chile	Mining	61%	61%
Minera Los Pelambres	Chile	Chile	Mining	60%	60%
Minera Tamaya S.A.	Chile	Chile	Mining	78.2%	78.1%
Servicios de Transportes Integrados Limitada	Chile	Chile	Road transport	100%	100%
Empresa Ferroviaria Andina S.A.	Bolivia	Bolivia	Railway	50%	50%
Forestal S.A.	Chile	Chile	Forestry	100%	100%

The Group exercises management control over and has the right to appoint the majority of the board of Empresa Ferroviaria Andina S.A. Accordingly, this investment is treated as a subsidiary and is consolidated in these Group financial statements.

13 Other Investments

The carrying value of other investments may be analysed as follows:

	US Dollars		Sterling	
	Group US$m	Company US$m	Group £m	Company £m
1 January and 31 December 2001	**185.5**	**5.0**	**108.2**	**2.6**

Other investments are listed on recognised stock exchanges as follows:

	US Dollars		Sterling	
Group Cost	**2001 US$m**	2000 US$m	**2001 £m**	2000 £m
Listed – UK	**0.4**	0.4	**0.2**	0.2
– overseas	**185.1**	185.1	**108.0**	108.0
	185.5	185.5	**108.2**	108.2

	US Dollars		Sterling	
Group Market value	**2001 US$m**	2000 US$m	**2001 £m**	2000 £m
Listed – UK	**0.4**	0.3	**0.3**	0.2
– overseas	**268.1**	256.6	**185.2**	172.2
	268.5	256.9	**185.5**	172.4

Other investments held by the Company at 31 December 2001 of US$5.0 million (£3.5 million; 2000 – US$5.0 million; £2.6 million) are all listed on recognised overseas stock exchanges with a market value of US$2.8 million (£1.9 million; 2000 – US$4.8 million; £3.2 million).

Other investments include the Group's holding of 362.9 million shares in Quiñenco S.A., representing 33.61% of that company's issued share capital. Notwithstanding its substantial investment, the Group is not directly involved in the operating and financial policies of and does not exercise significant influence over Quiñenco. The relationship between the Group and Quiñenco is that both are under the common control of the same majority shareholder. Quiñenco is listed on the Santiago Stock Exchange and in ADR form on the New York Stock Exchange. At 31 December 2001, its market price was US$7.31 per ADR (2000 – US$6.94), valuing the Group's investment at US$265.3 million (£183.2 million; 2000 – US$251.5 million; £168.9 million). Quiñenco's profit for the financial year (after tax and minority interests) was Ch$15.5 billion (2000 – loss of Ch$5.6 billion) and shareholders' funds at 31 December 2001 amounted to Ch$677.4 billion (2000 – Ch$637.0 billion). Exchange rates between the US dollar and Chilean peso are given in Note 1(d).

14 Stocks

Group	US Dollars 2001 US$m	2000 US$m	Sterling 2001 £m	2000 £m
Raw materials and consumables	**28.2**	20.7	**19.5**	13.9
Work in progress	**16.4**	16.3	**11.3**	10.9
Finished goods	**4.7**	4.6	**3.3**	3.0
	49.3	41.6	**34.1**	27.8

15 Debtors

	US Dollars			
	Group 2001 US$m	Group 2000 US$m	**Company 2001 US$m**	Company 2000 US$m
Trade debtors	**83.5**	74.7	**-**	-
Other debtors	**29.3**	34.0	**0.9**	0.2
Overseas corporation tax repayable	**0.9**	1.4	**-**	-
	113.7	110.1	**0.9**	0.2

	Sterling			
	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Trade debtors	**57.7**	50.0	**-**	-
Other debtors	**20.2**	22.7	**0.6**	0.1
Overseas corporation tax repayable	**0.6**	1.0	**-**	-
	78.5	73.7	**0.6**	0.1

Debtors include amounts due after more than one year of US$6.1 million (£4.2 million; 2000 - US$6.5 million; £4.4 million).

16 Trade and Other Creditors

Amounts falling due within one year	US Dollars Group 2001 US$m	US Dollars Group 2000 US$m	Sterling Group 2001 £m	Sterling Group 2000 £m
Trade creditors	**32.6**	43.5	**22.5**	29.1
Other creditors and accruals	**44.8**	43.6	**31.0**	29.2
Overseas corporation tax payable	**1.6**	-	**1.1**	-
	79.0	87.1	**54.6**	58.3

Other creditors of the Company of US$0.3 million (£0.2 million; 2000 - nil) relate to sundry accruals.

Amounts falling due after more than one year	US Dollars Group 2001 US$m	US Dollars Group 2000 US$m	Sterling Group 2001 £m	Sterling Group 2000 £m
Other creditors	**25.3**	28.5	**17.5**	19.1

Other creditors falling due after more than one year include US$25.3 million (£17.5 million; 2000 - US$28.0 million; £18.7 million) relating to the purchase of an electric power line at Los Pelambres in 2000. Payment is due in monthly instalments over 7 remaining years at a fixed rate of interest of 8%.

17 Loans

	Currency	US Dollars Floating rate US$m	US Dollars Fixed rate US$m	US Dollars Interest free US$m	US Dollars Total 2001 US$m	US Dollars Total 2000 US$m
a) Los Pelambres						
Loans	US$	641.3	150.0	-	**791.3**	878.7
b) El Tesoro						
Loans	US$	145.9	51.1	-	**197.0**	149.5
Subordinated debt	US$	39.7	-	-	**39.7**	36.2
Finance leases	US$	1.2	15.8	-	**17.0**	15.0
c) Michilla						
Finance leases	US$	0.7	0.9	-	**1.6**	2.1
Loans	US$	-	-	-	**-**	0.1
d) Railway and other transport services						
Loans	US$	5.2	0.7	2.0	**7.9**	10.7
Loans	DM	-	2.9	-	**2.9**	3.4
		834.0	221.4	2.0	**1,057.4**	1,095.7

17 Loans (continued)

	Currency	Floating rate £m	Fixed rate £m	Sterling Interest free £m	**Total 2001 £m**	Total 2000 £m
a) Los Pelambres						
Loans	US$	443.0	103.6	–	**546.6**	588.2
b) El Tesoro						
Loans	US$	100.8	35.3	–	**136.1**	100.0
Subordinated debt	US$	27.4	–	–	**27.4**	24.2
Finance leases	US$	0.8	10.9	–	**11.7**	10.1
c) Michilla						
Finance leases	US$	0.5	0.6	–	**1.1**	1.4
Loans	US$	–	–	–	**–**	0.1
d) Railway and other transport services						
Loans	US$	3.6	0.5	1.4	**5.5**	7.2
Loans	DM	–	2.0	–	**2.0**	2.3
		576.1	152.9	1.4	**730.4**	733.5

The total loans in 2000 of US$1,095.7 million (£733.5 million) comprised floating rate loans of US$1,070.5 million (£716.6 million), fixed rate loans of US$20.7 million (£13.9 million) and interest free loans of US$4.5 million (£3.0 million).

a) Loans are secured on the assets of Los Pelambres. These borrowings are repayable in semi-annual instalments with between 8 to 10 years remaining and carry interest at approximately Libor 6 month rate plus 1%. During 2001, Los Pelambres entered into zero cost collars for periods of 4 to 5 years amounting to US$150.0 million (£103.6 million) with a weighted average floor of 5.22% and a weighted average cap of 6%.

b) Loans are secured on the assets of El Tesoro. Guarantees provided by Minera Michilla S.A., a subsidiary of Antofagasta plc, were released under the financing agreements when El Tesoro achieved banking completion on 13 December 2001. These borrowings are repayable in semi-annual instalments over 8 years from August 2002. US$31.1 million (£21.5 million) has been fixed during 2001 for 5 years at a rate of 5.56%. The balance of US$165.9 million (£114.6 million) carries interest at approximately Libor 6 month rate plus 2.5%. During 2001, El Tesoro entered into zero cost collars for a period of 5 years amounting to US$20 million (£13.8 million) with a floor of 4.83% and a cap of 6%.

Subordinated debt represents funding by minority shareholders on which an interest rate of Libor plus 3.25% is payable. Amounts are repayable only when surplus cash funds are generated by El Tesoro. Funding provided by the Group by way of subordinated debt to El Tesoro has been eliminated on consolidation.

Finance leases of US$15.8 million (£10.9 million) have a fixed interest rate of 9% plus inflation and are repayable over 10 remaining years. Other finance leases of US$1.2 million (£0.8 million) have weighted average variable interest rates of Libor 3 and 6 month rates plus 2.05% and are repayable over 4 remaining years.

c) Finance leases of US$0.9 million (£0.6 million) have a fixed interest rate of 7.8% and other finance leases of US$0.7 million (£0.5 million) carry interest at Libor plus 1.5% and are repayable over 4 years.

17 Loans (continued)

d) US dollar loans include advances from customers of US$7.9 million (£5.5 million) for capital expenditure. An interest rate of Libor plus 1.5% is payable on US$5.2 million (£3.6 million) of the loans. In addition, there are other loans totalling US$0.7 million (£0.5 million) on which a fixed interest rate of 11.5% is payable. The remaining advances are free of interest.

Deutschmark loans of US$2.9 million (£2.0 million) have a fixed interest rate of 2% and are repayable over 4 years. These loans were converted into Euros in January 2002.

Maturity of borrowings

		US Dollars		Sterling	
		Group 2001 US$m	Group 2000 US$m	**Group 2001 £m**	Group 2000 £m
Repayable					
In less than one year	- loans	**102.2**	90.7	**70.6**	60.7
	- *finance leases*	**2.0**	1.5	**1.4**	1.0
Loans due within one year		**104.2**	92.2	**72.0**	61.7
Between one and two years	- loans	**115.5**	105.2	**79.8**	70.4
	- finance leases	**2.5**	3.0	**1.7**	2.0
Between two and five years	- loans	**342.3**	337.9	**236.4**	226.2
	- finance leases	**5.9**	4.9	**4.1**	3.3
Over five years	- loans	**478.9**	544.6	**330.8**	364.6
	- finance leases	**8.1**	7.9	**5.6**	5.3
Loans due after more than one year		**953.2**	1,003.5	**658.4**	671.8
Total loans		**1,057.4**	1,095.7	**730.4**	733.5

Borrowing facilities

The undrawn committed facilities available at 31 December 2001 in respect of which all conditions precedent had been met were as follows:

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
a) Expiring in one year or less	**39.8**	94.2	**27.5**	63.1
b) Expiring in more than one but not more than two years	**28.0**	-	**19.3**	-
	67.8	94.2	**46.8**	63.1

The available borrowing facilities comprise:

a) US$39.8 million (£27.5 million) peso-denominated general purpose working capital facilities at Los Pelambres which expire within 1 year.

b) US$28.0 million (£19.3 million) peso-denominated general purpose working capital facilities at the transport subsidiaries which expire within 2 years.

18 Financial Instruments and Risk Management

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate, currency and liquidity risks that arise from operations and from its sources of finance. In addition, various financial balances, such as trade debtors and creditors, arise directly from the Group's operations. An explanation of the Group's treasury and risk management policies is provided in the Financial Review on page 23.

The disclosures below exclude short-term debtors and creditors with the exception of short-term borrowings.

The Board believes that the year end figures shown in the following disclosures reflects the objectives, policies and strategies on the use of financial instruments.

a) Financial assets

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
US Dollar	**426.4**	457.9	**274.7**	290.7
Chilean Peso	**13.5**	33.8	**9.3**	22.6
Sterling	**0.4**	0.4	**0.2**	0.2
	440.3	492.1	**284.2**	313.5

The financial assets of the Group comprise:

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Other investments	**185.5**	185.5	**108.2**	108.2
Current asset investments	**246.5**	297.1	**170.3**	198.9
Cash at bank and in hand	**2.2**	3.0	**1.5**	2.0
Debtors due after one year	**6.1**	6.5	**4.2**	4.4
	440.3	492.1	**284.2**	313.5

Current asset investments are typically fixed interest deposits at commercial rates, with maturities of one month or less. Cash at bank and in hand relate mainly to deposits repayable on demand. Other categories of financial assets do not usually earn interest income and do not have specific maturity dates. There were no fixed rate financial assets at the end of 2000 or 2001.

18 Financial Instruments and Risk Management (continued)

b) Financial liabilities

Financial liabilities at 31 December 2001 relate to the Group's borrowings (set out in Note 17), severance indemnities (set out in Note 19) and preference shares (set out in Note 20).

The weighted average interest rate of financial liabilities and the weighted average maturity period of the fixed rate and interest-free liabilities respectively, after taking account of interest rate swaps, are as follows:

	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years	Weighted average period to maturity of the interest-free liabilities Years
US Dollar	6.57	6	7

c) Commodity price hedging

Turnover for the mining division during 2001 was not affected by commodity price hedging activities (2000 – turnover included a net realised loss of US$2.3 million (£1.5 million)). At 31 December 2001, the Group had hedged 17,000 tonnes of copper production using futures with a weighted average price of 66.6 cents per pound and an average outstanding duration of one month. The Group had also hedged 2,500 tonnes of production using min/max options with a weighted average floor and ceiling of 66.5 cents and 73.7 cents respectively. The unrealised mark-to-market gain at 31 December 2001 was US$0.3 million (£0.2 million). There were no outstanding commodity price hedges at the end of 2000.

d) Interest rate swap and zero cost collar agreements

The majority of the Group's borrowings are subject to variable interest rates as explained in Note 17. At 31 December 2001, the Group had zero cost collars for US$170 million (£117.4 million). Details of the duration and rates of these collars are given in Notes 17(a) and (b). The unrealised mark-to-market loss at 31 December 2001 was US$3.3 million (£2.3 million). There were no outstanding interest rate swap or zero cost collar agreements at the end of 2000.

e) Forward exchange contracts

The Group periodically enters into forward foreign exchange contracts to reduce the foreign currency exposure of the Group's operations. The terms of currency forward exchange contracts are typically less than one year. At 31 December 2001, the Group had forward exchange contracts to buy US dollars and sell Chilean pesos with a net value of US$4 million (£2.8 million) and a weighted average outstanding duration of less than one month. The unrealised mark-to-market loss at 31 December 2001 was less than US$0.1 million (£0.1 million). There were no outstanding forward exchange contracts at 31 December 2000.

f) Currency exposures

The table below shows the Group's currency exposures at 31 December 2001. These exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved and give rise to the net currency gains and losses recognised in the profit and loss account. These exposures exclude intercompany balances which are eliminated on consolidation and prior year comparatives have been restated accordingly.

18 Financial Instruments and Risk Management (continued)

f) Currency exposures (continued)

Net foreign currency monetary assets/(liabilities)

	US Dollars							
	2001				2000			
Functional currency of Group operation:	Sterling US$m	US Dollar US$m	Chilean Peso US$m	Total US$m	Sterling US$m	US Dollar US$m	Chilean Peso US$m	Total US$m
US Dollar	–	–	(5.0)	(5.0)	0.6	–	(18.4)	(17.8)
Chilean Peso	–	0.4	–	0.4	(0.1)	(5.4)	–	(5.5)

	Sterling							
	2001				2000			
Functional currency of Group operation:	Sterling £m	US Dollar £m	Chilean Peso £m	Total £m	Sterling £m	US Dollar £m	Chilean Peso £m	Total £m
US Dollar	–	–	(3.5)	(3.5)	0.4	–	(12.7)	(12.3)
Chilean Peso	–	0.3	–	0.3	(0.1)	(3.7)	–	(3.8)

g) Fair value of financial instruments

The fair values of financial instruments are the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The book values are included in the Group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors and creditors as appropriate. The fair value of the Group's financial instruments is as follows:

	US Dollars			
	Book value 2001 US$m	Fair value 2001 US$m	Book value 2000 US$m	Fair value 2000 US$m
Financial assets				
Other investments	185.5	268.5	185.5	256.9
Current asset investments and cash at bank and in hand	248.7	248.7	300.1	300.1
Debtors due after one year	6.1	6.1	6.5	6.5
	440.3	523.3	492.1	563.5
Financial liabilities				
Other creditors due after one year	(25.3)	(25.3)	(28.5)	(28.5)
Short term loans	(104.2)	(104.2)	(92.2)	(92.2)
Long term loans	(953.2)	(956.5)	(1,003.5)	(1,003.3)
Preference shares	(2.9)	(2.3)	(3.0)	(2.4)
Severance indemnities provision	(10.3)	(10.3)	(8.9)	(8.9)
	(1,095.9)	(1,098.6)	(1,136.1)	(1,135.3)

18 Financial Instruments and Risk Management (continued)

h) Fair value of financial instruments

	Sterling			
	Book value 2001 £m	Fair value 2001 £m	Book value 2000 £m	Fair value 2000 £m
Financial assets				
Other investments	108.2	185.5	108.2	172.0
Current asset investments and cash at bank and in hand	171.8	171.8	200.9	200.9
Debtors due after one year	4.2	4.2	4.4	4.4
	284.2	361.5	313.5	377.3
Financial liabilities				
Other creditors due after one year	(17.5)	(17.5)	(19.1)	(19.1)
Short term loans	(72.0)	(72.0)	(61.7)	(61.7)
Long term loans	(658.4)	(660.7)	(671.8)	(671.7)
Preference shares	(2.0)	(1.6)	(2.0)	(1.6)
Severance indemnities provision	(7.1)	(7.1)	(5.9)	(5.9)
	(757.0)	(758.9)	(760.5)	(760.0)

Market values, where available, have been used to determine fair values. Where market values are not available, fair values, with the exception of assets held for charge, have been calculated by discounting cash flows at prevailing interest rates.

Hedges

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements and these are accounted for in accordance with the accounting policy set out in Note 1. There are no deferred gains and losses on financial instruments used for the hedging transactions described above.

The Board does not expect to alter the Group's policies on the use of financial instruments during the course of the forthcoming year.

19 Provisions for Liabilities and Charges

	US Dollars			
	Decommissioning and site rehabilitation US$m	Severance indemnities US$m	Deferred tax US$m	Total US$m
1 January 2001	(5.3)	(8.9)	(33.2)	(47.4)
Charge to operating profit in the year	(1.1)	(1.7)	-	(2.8)
Release of discount to net interest in the year	(0.3)	(0.6)	-	(0.9)
Charge to tax on profit in the year	-	-	(18.0)	(18.0)
Utilised in the year	-	0.6	-	0.6
Capitalised to fixed assets	(1.4)	(0.2)	-	(1.6)
Exchange	-	0.5	0.7	1.2
31 December 2001	**(8.1)**	**(10.3)**	**(50.5)**	**(68.9)**

19 Provisions for Liabilities and Charges (continued)

	Sterling			
	Decommissioning and site rehabilitation £m	Severance indemnities £m	Deferred tax £m	Total £m
1 January 2001	(3.5)	(5.9)	(22.2)	(31.6)
Charge to operating profit in the year	(0.8)	(1.2)	-	(2.0)
Release of discount to net interest in the year	(0.2)	(0.4)	-	(0.6)
Charge to tax on profit in the year	-	-	(12.5)	(12.5)
Utilised in the year	-	0.4	-	0.4
Capitalised to fixed assets	(1.0)	(0.1)	-	(1.1)
Exchange	(0.1)	0.1	(0.2)	(0.2)
31 December 2001	**(5.6)**	**(7.1)**	**(34.9)**	**(47.6)**

Provision is made for site rehabilitation and decommissioning costs relating to existing mining operations to the extent that a legal or constructive obligation exists. Such costs are expected to be incurred between 2007 and 2029. Provisions payable on closure are estimated on the basis of the discounted value of amounts spent at the end of the life of the mine.

Provision is also made for severance indemnities which are payable on termination of employment or the eventual closure of such operations. These are also assessed on a discounted basis taking into account the expected service lives of employees.

Deferred tax is calculated on an undiscounted basis. Further details of deferred tax are given in Note 7.

20 Called Up Share Capital

Group and Company

	US Dollars		Sterling	
Authorised	**2001 US$m**	2000 US$m	**2001 £m**	2000 £m
2,000,000 5% cumulative preference shares of £1 each	**2.9**	3.0	**2.0**	2.0
214,540,000 ordinary shares of 5p each	**15.5**	16.0	**10.7**	10.7
	18.4	19.0	**12.7**	12.7

Called up, issued and fully paid	**2001 US$m**	2000 US$m	**2001 £m**	2000 £m
2,000,000 5% cumulative preference shares of £1 each	**2.9**	3.0	**2.0**	2.0
197,171,339 ordinary shares of 5p each	**14.3**	14.7	**9.9**	9.9
	17.2	17.7	**11.9**	11.9

The preference shares are non-redeemable and entitled to a fixed cumulative dividend of 5% per annum. On a winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes at any general meeting. The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

21 Reconciliation of Movements in Shareholders' Funds

	US Dollars		Sterling	
	2001 US$m	2000 US$m	2001 £m	2000 £m
Profit for the financial year	**62.1**	138.2	**43.0**	90.7
Dividends	**(63.3)**	(73.9)	**(44.1)**	(50.9)
	(1.2)	64.3	**(1.1)**	39.8
Other recognised gains and losses relating to the year – exchange	**(18.0)**	(3.1)	**8.0**	29.6
(Decrease)/increase in shareholders' funds	**(19.2)**	61.2	**6.9**	69.4
Opening shareholders' funds	**948.5**	887.3	**614.5**	545.1
Closing shareholders' funds	**929.3**	948.5	**621.4**	614.5

Shareholders' funds at the end of the year may be analysed as follows:

	US Dollars		Sterling	
	2001 US$m	2000 US$m	2001 £m	2000 £m
Group				
Non-equity	**2.9**	3.0	**2.0**	2.0
Equity	**926.4**	945.5	**619.4**	612.5
	929.3	948.5	**621.4**	614.5
Company				
Non-equity	**2.9**	3.0	**2.0**	2.0
Equity	**314.0**	313.6	**208.7**	200.1
	316.9	316.6	**210.7**	202.1

22 Notes to the Consolidated Cash Flow Statement

a) Reconciliation of operating profit to operating cash flows

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Operating profit	**165.2**	246.0	**114.6**	162.4
Depreciation charges	**116.8**	105.9	**81.1**	69.7
Loss on disposal of tangible fixed assets	**1.1**	3.0	**0.8**	2.0
Increase in stocks	**(9.9)**	(6.0)	**(6.8)**	(4.0)
Increase in debtors	**(20.0)**	(70.5)	**(13.9)**	(46.5)
Increase in creditors and provisions	**12.7**	48.2	**8.8**	31.8
Net cash inflow from operating activities	**265.9**	326.6	**184.6**	215.4

b) Analysis of cashflows for headings netted in the cash flow statement

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Returns on investments and servicing of finance				
Dividends received from other fixed asset investments	**0.1**	31.5	**0.1**	20.1
Interest received (including capitalised interest)	**13.3**	22.3	**9.2**	14.7
Interest paid (including capitalised interest)	**(74.4)**	(86.0)	**(51.7)**	(56.7)
Preference dividends paid	**(0.2)**	(0.2)	**(0.1)**	(0.1)
Dividends paid to minority interests	**(18.5)**	(10.2)	**(12.8)**	(6.7)
Net cash outflow from returns on investments and servicing of finance	**(79.7)**	(42.6)	**(55.3)**	(28.7)

Details of interest capitalised during the year are given in Note 11.

	US Dollars		Sterling	
	2001 US$m	2000 US$m	**2001 £m**	2000 £m
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(123.1)**	(319.5)	**(85.5)**	(210.8)
Sale of tangible fixed assets	**9.2**	5.0	**6.4**	3.3
Net cash outflow from capital expenditure and financial investment	**(113.9)**	(314.5)	**(79.1)**	(207.5)

Sale of tangible fixed assets includes proceeds of US$3.6 million (£2.5 million; 2000 – US$4.1 million; £2.7 million) in respect of disposals which have been treated as exceptional. Further details on these items are given in Note 4.

22 Notes to the Consolidated Cash Flow Statement (continued)

b) Analysis of cashflows for headings netted in the cash flow statement (continued)

	US Dollars		Sterling	
	2001 US$m	2000 US$m	2001 £m	2000 £m
Financing				
Contributions from minority interests	–	8.0	–	5.3
New loans drawn down	**47.6**	168.5	**33.0**	111.1
Repayment of amounts borrowed	**(89.7)**	(158.5)	**(62.3)**	(104.5)
Repayment of principal element of finance leases	**(1.9)**	(0.2)	**(1.3)**	(0.2)
Net cash (outflow)/inflow from financing	**(44.0)**	17.8	**(30.6)**	11.7

c) Analysis of changes in net debt

	US Dollars				
	At 1 January 2001 US$m	Cash flows US$m	Other changes US$m	Exchange movement US$m	At 31 December 2001 US$m
Cash in hand and demand deposits	3.0	(1.0)	–	0.2	**2.2**
Current asset investments	297.1	(49.1)	–	(1.5)	**246.5**
	300.1	(50.1)	–	(1.3)	**248.7**
Debt due within one year	(90.7)	89.7	(101.4)	0.2	**(102.2)**
Debt due after one year	(987.7)	(47.6)	98.6	–	**(936.7)**
Finance leases	(17.3)	1.9	(3.4)	0.3	**(18.5)**
	(1,095.7)	44.0	(6.2)	0.5	**(1,057.4)**
Total	(795.6)	(6.1)	(6.2)	(0.8)	**(808.7)**

22 Notes to the Consolidated Cash Flow Statement (continued)

c) Analysis of changes in net debt (continued)

	Sterling				
	At 1 January 2001 £m	Cash flows £m	Other changes £m	Exchange movement £m	**At 31 December 2001 £m**
Cash in hand and demand deposits	2.0	(0.7)	-	0.2	**1.5**
Current asset investments	198.9	(34.1)	-	5.5	**170.3**
	200.9	(34.8)	-	5.7	**171.8**
Debt due within one year	(60.7)	62.3	(70.4)	(1.8)	**(70.6)**
Debt due after one year	(661.2)	(33.0)	68.4	(21.2)	**(647.0)**
Finance leases	(11.6)	1.3	(2.4)	(0.1)	**(12.8)**
	(733.5)	30.6	(4.4)	(23.1)	**(730.4)**
Total	(532.6)	(4.2)	(4.4)	(17.4)	**(558.6)**

Cash and deposits of US$248.7 million (£171.8 million; 2000 - US$300.1 million; £200.9 million) included US$24.4 million (£16.9 million; 2000 - US$37.8 million; £25.3 million) held in escrow under the terms of the El Tesoro financing agreement to fund the Group's equity contribution and to provide for possible cost overruns. The escrow was released in January 2002 after banking completion was achieved in December 2001.

23 Related Party Transactions

Related party transactions which are considered material for the Group during the year were as follows:

Quiñenco S.A.

Information relating to the Group's investment in Quiñenco S.A. is given in Note 13. The Group and Quiñenco S.A. are under the common control of the same majority shareholder. During the year, the Group did not receive a dividend from Quiñenco (2000 - dividend received of US$31.3 million; £20.0 million).

In 2001, Minera Michilla S.A., a subsidiary of the Group, sold copper cathodes on normal commercial terms for US$0.7 million (£0.5 million; 2000 - US$0.8 million; £0.5 million) to Madeco S.A., a subsidiary of Quiñenco.

There were no other material transactions between the Group and Quiñenco.

23 Related Party Transactions (continued)

Mineralinvest Establishment

As announced in April 2001, the Group entered into an agreement, through its wholly owned subsidiary Minprop Limited, to acquire a 51% controlling interest in a number of copper exploration properties situated in Chile's Second and Fourth Regions. The properties which comprise an area of some 24,000 hectares were acquired for a nominal consideration from Mineralinvest Establishment, a company owned by the Chairman, Mr. A A Luksic. The decision to acquire these mining properties was approved by the independent Directors of the Board, Mr. P J Adeane and Mr. C H Bailey, after receiving an independent report prepared by Warrior, the mining consultancy division of Standard Bank Group. This report confirmed that the terms of the transaction were fair and reasonable so far as the shareholders of the Company are concerned.

Compañia de Inversiones Adriatico S.A.

In 2001, the Group leased office space on normal commercial terms from Compañia de Inversiones Adriatico S.A., a company connected with the Chairman, at a cost of US$0.4 million (£0.3 million; 2000 - US$0.5 million; £0.3 million).

Directors

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 32 to 33.

24 Acquisition

In January 2000, the Group acquired an additional 13.5% in Empresa Ferroviaria Andina S.A. at a cost of US$8.1 million (£4.9 million) to increase its holding to 50%. As explained in Note 12, this investment is consolidated in the Group financial statements.

There were no acquisitions in 2001.

25 Ultimate Holding Company

The ultimate holding company is Dolberg Finance Corporation which is controlled by the Chairman, Mr. A A Luksic, and his family. The company which is incorporated in Liechtenstein does not produce group accounts.

Five Year Summary – US Dollars

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Consolidated Balance Sheet					
Tangible fixed assets	**1,916.8**	1,926.7	1,635.8	950.8	367.5
Investments	**185.5**	185.5	206.4	206.2	206.0
Current assets	**411.7**	451.8	445.5	509.2	505.6
Current liabilities	**(232.0)**	(243.3)	(160.5)	(122.3)	(69.0)
Total assets less current liabilities	**2,282.0**	2,320.7	2,127.2	1,543.9	1,010.1
Long term liabilities	**(1,047.4)**	(1,079.4)	(1,023.6)	(520.6)	(65.5)
	1,234.6	1,241.3	1,103.6	1,023.3	944.6
Share capital	**17.2**	17.7	19.1	19.1	19.0
Share premium	**245.3**	253.1	272.8	243.4	243.4
Reserves	**666.8**	677.7	595.4	601.2	582.7
Minority interests	**305.3**	292.8	216.3	159.6	99.5
	1,234.6	1,241.3	1,103.6	1,023.3	944.6
Consolidated Profit and Loss Account					
Turnover	**769.5**	766.1	145.5	184.9	250.6
Profit before tax and exceptional items	**110.0**	219.2	31.8	64.6	46.7
Exceptional items	**3.5**	4.1	(18.6)	(4.1)	192.7
Profit before tax	**113.5**	223.3	13.2	60.5	239.4
Tax	**(21.1)**	(29.0)	(1.9)	(4.5)	(5.2)
Minority interests	**(30.3)**	(56.1)	4.6	0.3	(3.1)
Profit after tax and minority interests	**62.1**	138.2	15.9	56.3	231.1
Earnings per ordinary share before exceptional items	**30.0¢**	68.2¢	13.5¢	30.9¢	20.2¢
Earnings per ordinary share	**31.4¢**	70.0¢	8.1¢	29.6¢	139.6¢
Dividends per ordinary share	**32.0¢***	37.37¢*	12.8¢	12.0¢	11.6¢

*The dividend in 2001 includes a special dividend of 10.0 cents per share (2000 – 18.03 cents per share).

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Consolidated Cash Flow Statement					
Net cash inflow from operating activities	**265.9**	326.6	4.3	27.9	85.9
Dividends received from associates	**–**	–	1.3	1.7	9.5
Returns from investments and servicing of finance	**(79.7)**	(42.6)	(14.8)	31.5	(3.3)
Tax	**(0.9)**	1.1	(4.5)	(0.8)	(4.4)
Capital expenditure and financial investment	**(113.9)**	(314.5)	(600.6)	(576.7)	(101.5)
Acquisitions and disposals	**–**	0.9	–	(4.0)	272.1
Equity dividends paid	**(77.5)**	(26.6)	(24.3)	(21.8)	(17.7)
Cash outflow before management of liquid resources and financing	**(6.1)**	(55.1)	(638.6)	(542.2)	240.6
Management of liquid resources – movement in time deposits	**49.1**	40.2	55.4	40.0	(395.6)
Net cash inflow from financing	**(44.0)**	17.8	582.7	504.3	151.5
Net cash (outflow)/inflow in the year	**(1.0)**	2.9	(0.5)	2.1	(3.5)

Five Year Summary - Sterling

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Consolidated Balance Sheet					
Tangible fixed assets	**1,323.9**	1,286.8	1,016.6	575.1	223.7
Investments	**108.2**	108.2	121.5	121.4	121.3
Current assets	**284.4**	302.4	276.7	306.8	306.4
Current liabilities	**(160.7)**	(164.4)	(99.6)	(73.9)	(41.8)
Total assets less current liabilities	**1,555.8**	1,533.0	1,315.2	929.4	609.6
Long term liabilities	**(723.5)**	(722.5)	(635.7)	(313.6)	(39.7)
	832.3	810.5	679.5	615.8	569.9
Share capital	**11.9**	11.9	11.9	11.5	11.5
Share premium	**169.4**	169.4	169.4	146.6	146.6
Reserves	**440.1**	433.2	363.8	361.5	351.1
Minority interests	**210.9**	196.0	134.4	96.2	60.7
	832.3	810.5	679.5	615.8	569.9
Consolidated Profit and Loss Account					
Turnover	**534.3**	505.4	89.8	111.4	152.8
Profit before tax and exceptional items	**76.4**	144.1	19.6	38.9	28.5
Exceptional items	**2.4**	2.7	(11.5)	(2.5)	117.5
Profit before tax	**78.8**	146.8	8.1	36.4	146.0
Tax	**(14.7)**	(19.1)	(1.2)	(2.7)	(3.2)
Minority interests	**(21.1)**	(37.0)	2.8	0.1	(1.9)
Profit after tax and minority interests	**43.0**	90.7	9.7	33.8	140.9
Earnings per ordinary share before exceptional items	**20.7p**	44.8p	8.2p	18.6p	12.3p
Earnings per ordinary share	**21.8p**	45.9p	5.0p	17.8p	85.1p
Dividends per ordinary share	**22.32p***	25.75p*	8.0p	7.25p	7.0p

*The dividend in 2001 includes a special dividend of 6.9925 pence per share (2000 - 12.5 pence per share).

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m
Consolidated Cash Flow Statement					
Net cash inflow from operating activities	**184.6**	215.4	2.8	16.9	52.4
Dividends received from associates	**-**	-	0.8	1.0	5.8
Returns from investments and servicing of finance	**(55.3)**	(28.7)	(9.1)	18.9	(2.0)
Tax	**(0.6)**	0.7	(2.8)	(0.5)	(2.7)
Capital expenditure and financial investment	**(79.1)**	(207.5)	(370.6)	(347.4)	(61.9)
Acquisitions and disposals	**-**	0.5	-	(2.4)	165.9
Equity dividends paid	**(54.3)**	(17.7)	(14.8)	(13.3)	(10.8)
Cash outflow before management of liquid resources and financing	**(4.7)**	(37.3)	(393.7)	(326.8)	146.7
Management of liquid resources - movement in time deposits	**34.6**	26.5	34.2	24.0	(241.2)
Net cash inflow from financing	**(30.6)**	11.7	359.7	303.8	92.4
Net cash (outflow)/inflow in the year	**(0.7)**	0.9	0.2	1.0	(2.1)

Notice of Meeting

Antofagasta plc

Notice is hereby given that the twentieth Annual General Meeting of the Company will be held at the Armourers' Hall, 81 Coleman Street, London EC2 on 13 June 2002 at 10.30 am for the following purposes:

Ordinary Business

To consider and, if thought fit, pass the following resolutions which will be passed as ordinary resolutions. Special notice has been given for resolution 3 pursuant to sections 293 and 379 of the Companies Act 1985 ("the Act").

1. to receive and adopt the Reports of the Directors and Auditors and the financial statements for the year ended 31 December 2001;

2. to declare a final dividend;

3. to re-elect Mr. A A Luksic, aged 75, as a Director;

4. to re-appoint Deloitte & Touche as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the financial statements are laid before the Company and to authorise the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following resolution which will be passed as a special resolution.

Special Resolution

5. THAT the Directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 (2) of the Act) pursuant to the authority granted to the Directors by resolution passed at the 1999 Annual General Meeting as if section 89 (1) of the Act did not apply to the allotment, provided that this power:

   a) will expire 15 months after the date of the passing of this resolution or at the conclusion of the next annual general meeting of the Company, whichever occurs first, provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired; and

   b) is limited to:

      I) allotments of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offer as they deem necessary or expedient:

         i) to deal with equity securities representing fractional entitlements; and

ii) to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, or the requirements of any recognised regulatory body or any stock exchange or any other matter whatsoever; and

II) allotments of equity securities for cash, otherwise than pursuant to paragraph 5(b)(I), up to an aggregate nominal amount equal to £492,928.

By Order of the Board

C. F. Edwards

For and on behalf of
Petershill Secretaries Limited
Secretary
8 May 2002

Registered Office:
Park House
16 Finsbury Circus
London
EC2M 7AH

Notes

1) A member entitled to attend and vote at the above meeting may appoint a proxy to attend and on a poll to vote in his place. A proxy need not be a member of the Company.

2) To be valid, the form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited with the Registrars of the Company, Computershare Investor Services plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, no less than 48 hours before the time fixed for the meeting.

3) There are no Directors' service contracts and therefore no such contracts will be made available for inspection at or before the meeting.

Designed by RDA. Printed by Royle Financial Print, London.

ANTOFAGASTA PLC

Park House
16 Finsbury Circus
London EC2M 7AH
www.antofagasta.co.uk